WEST POINTE BANCORP, INC.





2004 Annual Report

Front Cover Fountain Picture
Courtesy Belleville News Democrat.

WEST POINTE BANCORP, INC.

Table of Contents

Common Stock and Related Matters

There is no established public trading market for the common stock of West Pointe Bancorp, Inc. ("West Pointe"). Accordingly, there is no comprehensive record of trades or the prices of any such trades. The following table reflects sale prices for West Pointe's common stock to the extent such information is available to management of West Pointe, and the dividends declared with respect thereto during the past three years.

	High	Low	Cash Dividends
2004			
First Quarter	$41.00	$39.75	$.14
Second Quarter	41.75	41.00	.15
Third Quarter	42.75	41.75	.16
Fourth Quarter	43.75	42.75	.17
2003			
First Quarter	$36.75	$35.75	$.12
Second Quarter	37.75	36.75	.14
Third Quarter	38.75	37.75	.14
Fourth Quarter	39.75	38.75	.14
2002			
First Quarter	$32.25	$27.05	$.10
Second Quarter	33.50	32.25	.10
Third Quarter	34.75	33.50	.12
Fourth Quarter	35.75	34.75	.12

The shareholders of West Pointe's common stock are entitled to dividends when, as and if declared by the Board of Directors, subject to the restrictions imposed by law. The Federal Reserve Board ("FRB") generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not initiate or continue cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. A bank holding company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its banks in circumstances when it might not do so in the absence of such policy. There are no contractual restrictions that currently limit West Pointe's ability to pay dividends or that West Pointe reasonably believes are likely to limit materially the future payment of dividends on West Pointe's common stock.

As of March 1, 2005, West Pointe had 613 registered shareholders of record for its common stock.

EXECUTIVE OFFICERS



Seated, Left to Right:
Terry W. Schaefer, President and Chief Executive Officer
Harry E. Cruncleton, Chairman of the Board

Standing:
Bruce A. Bone, Executive Vice President and Chief Financial Officer

Message To Our Shareholders

To Our Fellow Shareholders,

The accompanying Annual Report details the financial accomplishments for 2004, which concluded our fourteenth year of operation. We are pleased with the results and trust that you will agree that we made significant progress in numerous areas, with net income having reached the second highest level in the history of our company.

During 2004, we continued efforts to exceed our performance expectations by maintaining a focused growth and earnings strategy. That strategy included efforts to enhance our image as a premier community banking organization within Southern Illinois and the St. Louis metropolitan area. We also continued efforts to expand the company via market penetration and financial performance improvement. Following your review of the Annual Report, we hope you will agree that financially, 2004 was a solid year for West Pointe.

The year 2004 represented another extremely challenging one for the entire banking industry, including West Pointe. The historically low interest rate environment, evident during 2003, continued during most of 2004. That trend resulted in continued narrowing of our interest rate spread, the difference between rates earned on interest earning assets and rates paid on interest bearing liabilities. While West Pointe experienced a modest decrease in its net interest margin during 2004, we believe we were successful in maintaining an acceptable margin in a highly competitive marketplace. Managing the net interest margin remains paramount to improved operating performance for West Pointe.

The year 2004 was highlighted by various positive results, among them, increased net interest income, reduced noninterest expenses and growth in deposits and loans. The majority of other areas of the company performed as we expected during the year. While we anticipated a volume reduction in mortgage banking activities, the actual reduction was greater than projected. Mortgage banking revenues decreased 47% from 2003 to 2004. The decrease in mortgage banking revenues was directly related to a lower level of refinancing and mortgage origination activities resulting from a rising interest rate environment.

We also focused on staffing levels during the year resulting in a complete evaluation of operating functions and appropriate staffing support. This process included a review of how we operate while assuring our customers we provide well trained and motivated employees. This effort, through attrition, yielded positive results with a smaller yet more effective and efficient staff.

Consistent levels of financial performance and growth have solidly positioned West Pointe in today's highly competitive financial services industry within West Pointe's market. The strength and character of our institution provides an excellent opportunity for future growth and increased shareholder value.

Our success has and will continue to be based on quality employees, the services that we provide and the commitments made to the communities that we serve. We are proud to be associated with a superior management team and an imaginative staff who deliver consistent advice and excellent service to our customers. That commitment to friendly and comprehensive customer care has earned the bank the *Belleville News Democrat* Reader's Choice Award as the Best Financial Institution for four consecutive years. We are proud of that recognition and realize that our reputation is created and maintained by consistent, caring service to those who rely upon us.

Our management, which has years of experience and a dedication to excellence, continues to apply the principles and attributes necessary to improve performance and increase shareholder value. We are very proud of our current management team and the depth of experience, integrity and skills possessed. We welcome Mr. Anthony "Tony" T. Holdener, Jr., who joined us in the capacity of Senior Vice President and Senior Lending Officer. Tony joins us following thirty-six years of local banking experience. We are confident that Tony's knowledge, experience and reputation in the community will contribute greatly to our future success and will compliment our existing strong management team.

Our goal is to ensure that our business decisions create added value to our shareholders. We remain focused on excellence in customer service, earnings growth and increased shareholder value. With a renewed view of market potential and other opportunities in the competitive landscape, we believe that we are in an excellent position to succeed. Since the bank's formation in 1990, we have been devoted to building an institution based on trust and integrity, serving our customers with fairness and accumulating shareholder value. We are proud of our record and pleased that you have been with us along the way.

On behalf of our entire Board of Directors and management team, we thank you for your support and encourage your attendance at our Annual Meeting scheduled for April 27, 2005.

Sincerely,

Chairman of the Board

President and Chief Executive Officer

Selected Consolidated Financial Information

The following Selected Consolidated Financial Information for West Pointe Bancorp, Inc. should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations, provided herein. The Selected Consolidated Financial Information as of and for each of the five years ended December 31, 2004 is primarily derived from the audited financial statements.

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,				
	2004	2003	2002	2001	2000
SUMMARY OF OPERATIONS					
Interest and fee income	**$ 20,083,246**	$ 20,580,488	$ 22,055,046	$ 24,030,281	$ 23,545,625
Interest expense	**6,538,078**	7,164,220	9,168,905	13,643,178	14,815,435
Net interest income	**13,545,168**	13,416,268	12,886,141	10,387,103	8,730,190
Provision for loan losses	**658,000**	1,213,000	600,000	630,000	1,321,000
Net interest income after provision for loan losses	**12,887,168**	12,203,268	12,286,141	9,757,103	7,409,190
Noninterest income	**4,392,973**	4,945,426	4,166,842	3,681;537	2,382,176
Noninterest expense	**12,571,337**	12,589,157	11,239,150	9,822,244	8,362,719
Net income	**3,569,404**	3,475,937	3,773,433	2,709,296	1,530,447
PER SHARE DATA					
Net income:					
Basic	**$ 3.58**	$ 3.54	$ 3.87	$ 2.76	$ 1.56
Diluted	**3.43**	3.42	3.79	2.73	1.55
Dividends declared	**.62**	.54	.44	.36	.34
Book value(1)	**$ 33.31**	$ 31.01	$ 29.18	$ 23.78	$ 20.75
Weighted average shares outstanding:					
Basic	**997,506**	983,281	974,424	980,513	979,880
Diluted	**1,041,743**	1,017,693	994,402	992,183	987,282
SELECTED ACTUAL YEAR-END BALANCES					
Total assets	**$444,021,124**	$425,150,441	$411,818,589	$366,713,993	$341,055,543
Loans(2)	**240,841,300**	217,093,718	221,581,298	200,403,739	189,424,671
Allowance for loan losses	**2,692,903**	2,697,139	2,409,446	2,224,352	1,769,693
Securities(3)	**167,689,311**	179,220,703	146,751,455	128,728,724	118,868,615
Deposits	**375,244,420**	360,920,884	350,989,837	322,100,723	301,779,121
Borrowings	**31,346,973**	29,822,967	28,229,378	18,724,629	16,495,816
Stockholders' equity	**33,517,619**	30,731,413	28,539,703	23,387,722	20,460,278
SELECTED AVERAGE BALANCES					
Assets	**$435,058,917**	$419,792,504	$386,756,592	$355,436,082	$327,686,423
Deposits	**370,734,447**	358,825,143	332,575,791	312,201,804	290,657,993
Stockholders' equity	**32,073,636**	29,447,616	25,944,619	22,460,275	18,022,919
FINANCIAL RATIOS					
Return on average assets	**.82%**	.83%	.98%	.76%	.47%
Return on average equity	**11.13**	11.80	14.54	12.06	8.49
Average equity to average assets	**7.37**	7.01	6.71	6.32	5.50
Dividend payout ratio(4)	**17.32**	15.25	11.37	13.04	21.79

(1) Book value is determined by dividing total stockholders' equity at period-end by the number of shares of common stock outstanding at period-end.

(2) Includes loans held for sale.

(3) Includes equity securities.

(4) Dividend payout ratio is determined by dividing dividends declared per common share by basic net income per common share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The primary business of West Pointe Bancorp, Inc. and its sole subsidiary (together, "West Pointe" or the "Company") consists of providing a diversified range of financial services in the communities in which it operates including consumer and commercial lending, retail banking and other ancillary financial services traditionally offered by full-service financial institutions. Additional services offered include mortgage origination and servicing, investment management and trust services, the issuance of debit cards, full-service brokerage and the sale of annuities. West Pointe operates from five banking locations and 28 automated teller machines located in St. Clair, Madison and Monroe counties in Illinois.

The following provides a narrative discussion and analysis of the major trends affecting West Pointe's results of operations, financial condition, asset quality, and capital resources and asset/liability management during the three year period ended December 31, 2004. Throughout this discussion, certain prior year amounts have been reclassified to conform to the current year presentation. This discussion should be read in conjunction with the Consolidated Financial Statements of West Pointe and the accompanying Notes to Consolidated Financial Statements, which are included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis of financial condition and results of operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of West Pointe. These forward-looking statements are not based on historical information, but rather are based on assumptions and describe future plans, strategies, projections and expectations of West Pointe and are generally identified by use of the terms "believe", "expect", "intend", "anticipate", "estimate", "project", or similar words. West Pointe's ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on West Pointe's operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in West Pointe's market areas and accounting principles and guidelines. Additionally, the policies of the Federal Deposit Insurance Corporation (FDIC), the State of Illinois Department of Financial and Professional Regulation, the Financial Accounting Standards Board (FASB), the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission could cause actual results to differ from those currently anticipated. All of these uncertainties, as well as others, are present in a banking operation and stockholders are cautioned that management's view of the future on which it prices its products, evaluates collateral, sets loan reserves and estimates costs of operation and regulation may prove to be other than as anticipated. West Pointe assumes no obligation to update any forward-looking statements that are made from time to time.

FINANCIAL OVERVIEW

Net income for the year ended December 31, 2004, was $3,569,404 compared with $3,475,937 for the year ended December 31, 2003, and $3,773,433 for the year ended December 31, 2002, representing a 2.7% increase in net income for 2004 as compared to 2003 and a 7.9% decrease for 2003 compared to 2002. Return on average assets was .82% for the year ended December 31, 2004, .83% for the year ended December 31, 2003 and .98% for the year ended December 31, 2002.

Return on average equity was 11.13% for the year ended December 31, 2004, 11.80% for the year ended December 31, 2003 and 14.54% for the year ended December 31, 2002. Basic net income per share for the year ended December 31, 2004 increased to $3.58 per share from $3.54 for the year ended December 31, 2003. Basic net income per share totaled $3.87 for the year ended December 31, 2002. Diluted net income per share for the year ended December 31, 2004 increased to $3.43 per share from $3.42 for the year ended December 31, 2003. Diluted net income per share totaled $3.79 for the year ended December 31, 2002.

The modest increase in net income for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily the result of an increase in net interest income, a decrease in the provision for loan losses offset by a decrease in noninterest income. During 2004, management of West Pointe resolved to improve the quality of the its loan portfolio, the outcome of which resulted in a reduction in the provision for loan losses. While nonperforming loans increased from December 31, 2003 to December 31, 2004, the condition of two credits that contributed to the increase improved near year-end 2004. As of December 31, 2004, each of those credits was in the process of liquidation, not expected to be completed until the first quarter of 2005. The impact of the improvement in those credits contributed to the decrease in the provision for loan losses for the year ended December 31, 2004 compared to the year ended December 31, 2003. The decrease in net income for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily the result of increases in the provision for loan losses and noninterest expense, partially offset by increases in net interest income, noninterest income and a reduction of income tax expense.

At December 31, 2004, West Pointe reported total assets of $444,021,124, an increase of 4.4% from $425,150,441 at December 31, 2003. This increase resulted primarily from growth in loans, partially offset by a decrease in securities. The increase in total assets was funded primarily by an increase in deposits.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including: the level, pricing, mix and maturity of earning assets and interest bearing liabilities; interest rate fluctuations; and asset quality. Net interest income as presented below is on a "tax-equivalent" basis, which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory rate, currently 34% for West Pointe. Reference is made to the following two tables, which present West Pointe's average balance sheet and volume and rate change analysis for each of the three years ended December 31, 2004, 2003 and 2002.

Net interest income for the year ended December 31, 2004, was $14,282,273 compared to $14,144,228 for the year ended December 31, 2003. Net interest income for the year ended December 31, 2002, was $13,613,814. In 2002 and 2003, the Federal Reserve Bank continued its trend, initiated in 2001, of reducing the federal funds rate in an effort to stimulate the economy. As a result, those years ended with federal fund rates of 1.25% and 1.00%, respectively. These declines in interest rates brought about increased prepayments on both loans and securities. In addition, the interest rates on variable rate loans were reset to the lower market interest rates. These factors combined to cause a reduction in interest income, which was more than offset by the decline in interest expense. This expense reduction primarily resulted from repayment of higher-cost deposits. During the last half of 2004, the Federal Reserve Bank began to increase the federal funds rate. By year-end 2004, the federal funds rate reached a level of 2.25%, an increase of 125 basis points over the year-end 2003 level. Further increases in the federal funds rate during 2005 may be dependent upon several factors including, but not limited to, the level of inflation and its impact on the U.S. economy. During the year ended December 31, 2004 compared to the year ended December 31, 2003, net interest income decreased $636,111 as a result of the interest rate environment. During the year ended December 31, 2003 compared to the year-end December 31, 2002, the interest rate environment resulted in a decrease in net interest income of $783,284. This decrease occurred as the interest rates earned on interest earning assets declined at a faster pace than the interest rates paid on interest bearing liabilities.

During the year ended December 31, 2004, the average balance of interest earning assets increased $14,866,435 compared to the year ended December 31, 2003, which resulted in an increase in tax-equivalent interest income of $961,049. These increases were principally attributable to increases in the volume of loans and securities. Changes in yields on interest earning assets decreased tax-equivalent interest income by $1,449,146. The yield on the loan portfolio decreased 59 basis points for the year ended December 31, 2004, compared to the year ended December 31, 2003. This decrease occurred despite the fact that the prime lending rate increased from 4.00% at December 31, 2003 to 5.25% at December 31, 2004. While certain loans in the commercial and real estate loan portfolios reprice as the prime rate changes, the timing of this repricing does not always occur simultaneously with the prime rate change. Loans that reprice with changes in the prime rate generally reprice to the same extent. The yield on taxable securities remained stable during the year ended December 31, 2004, compared to the year ended December 31, 2003. However, West Pointe continued to receive prepayments on those securities. The proceeds from those prepayments, along with proceeds from taxable securities called for redemption, sold or matured were reinvested at comparable interest rates. As the overall interest rate environment began to increase during the latter part of 2004, West Pointe management continued to analyze potential interest rate risk in the investment portfolio that could occur in a rising rate environment. This potential interest rate risk could result in a net unrealized loss in the portfolio that exceeds West Pointe's acceptable level. In an effort to limit this potential interest rate risk exposure, management elected to continue purchasing securities with shorter average lives. The yield on tax-exempt securities decreased 36 basis points during the year ended December 31, 2004, compared to the year ended December 31, 2003. This decrease was primarily the result of purchases of tax-exempt securities at lower rates.

The increase in the average balance of interest earning assets of $29,529,450 during the year ended December 31, 2003, compared to the year ended December 31, 2002, resulted in an increase in tax-equivalent interest income of $1,630,671. These increases were principally attributable to increases in the volume of loans and securities. Changes in yields on interest earning assets decreased tax-equivalent interest income by $3,104,942. The yield on the loan portfolio decreased 75 basis points for the year ended December 31, 2003, compared to the year ended December 31, 2002. This decrease was primarily due to a 50 basis point reduction in the prime lending rate during the fourth quarter of 2002 and another 25 basis point reduction in the second quarter of 2003. The yield on taxable securities decreased 123 basis points during the year ended December 31, 2003, compared to the year ended December 31, 2002. The decline in yield on taxable securities brought about increased prepayments on securities. The proceeds from these prepayments, along with proceeds from taxable securities called for redemption, sold or matured were reinvested at substantially lower interest rates. The yield on tax-exempt securities decreased a modest 13 basis points during the year ended December 31, 2003, compared to the year ended December 31, 2002. West Pointe management was able to reinvest proceeds from maturities without substantially reducing yields.

The average balance of interest bearing liabilities increased $6,921,540 for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase included an increase of $6,415,434 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of interest bearing demand deposits and time deposits. Average interest bearing demand deposits and time deposits increased $2,105,370 and $5,276,636, respectively, for the year ended December 31, 2004 compared to the year ended December 31, 2003. Management believes that continued skepticism surrounding the performance of the stock market, evident during 2004 as well as the past few years, resulted in customers desiring to retain funds in more liquid accounts. Additional deposit information is discussed further under *"Deposits."* The increase in the average balance of interest bearing liabilities from the year ended December 31, 2003 to the year ended December 31, 2004 also includes an increase of $506,106 in average borrowings. Average borrowings for the year ended December 31, 2004 included other short-term borrowings, Federal Home Loan Bank advances and subordinated debentures. The increase in average borrowings is discussed under *"Borrowings."* The increase in the average balance of interest bearing liabilities for the year ended December 31, 2004, compared to the year ended December 31, 2003, resulted in an increase in interest expense of $186,893. The average rate paid on total interest bearing liabilities decreased 21 basis points for the year ended December 31, 2004, compared to the year ended December 31, 2003. This decrease resulted in a decrease in interest expense of $813,035.

The average balance of interest bearing liabilities increased $24,874,672 for the year ended December 31, 2003 to the year ended December 31, 2002. This increase included an increase of $22,688,656 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of savings and money market deposits, as well as interest bearing demand deposits. The increases in these categories of deposits were primarily due to skepticism surrounding the performance of the stock market that management believes has resulted in customers desiring to retain funds in more liquid accounts. Average time deposits decreased $1,362,341 for the year ended December 31, 2003 compared to the year ended December 31, 2002. The decrease in average time deposits occurred as customers favored more liquid accounts. Additional deposit information is discussed further under *"Deposits."* The increase in the average balance of interest bearing liabilities from the year ended December 31, 2002 to the year ended December 31, 2003 also includes an increase of $2,024,098 in average short-term borrowings. The increase in average short-term borrowings is discussed under *"Borrowings."* The increase in the average balance of interest bearing liabilities for the year ended December 31, 2003, compared to the year ended December 31, 2002, resulted in an increase in interest expense of $316,973. The average rate paid on total interest bearing liabilities decreased 78 basis points for the year ended December 31, 2003, compared to the year ended December 31, 2002. This decrease resulted in a decrease in interest expense of $2,321,658.

During 2004, West Pointe's net interest margin was 3.55% compared to 3.65% and 3.80% in 2003 and 2002, respectively. The interest rate spread was 3.33% for 2004, which compares to 3.45% and 3.53% for 2003 and 2002, respectively. Interest rate trends had a significant impact on West Pointe's yields and costs during the period from 2002 through 2004 as the Company earned lower yields on earning assets, which were partially offset by lower costs of funds associated with interest bearing liabilities. The continuing compression in the net interest margin during 2004, compared to 2003 and 2002, occurred as the yields on interest earning assets decreased at a faster pace than the cost of interest bearing liabilities. Customer-driven refinancing of loans was an additional factor contributing to lower yields on earning assets. In addition to the extremely low interest rate environment, competitive pricing for both loans and deposits continues to directly impact the net interest margin.

The following table sets forth West Pointe's average balance sheets for the last three years, the interest income and expense associated with such categories of interest earning assets and interest bearing liabilities, and the average yields and rates on such categories.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY AND INTEREST RATE INFORMATION

	2004			2003			2002		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest earning assets:									
Interest bearing due from banks	$ 5,221,053	$ 67,207	1.29%	$ 9,864,786	$ 96,984	.98%	$ 14,362,079	$ 220,210	1.53%
Loans(1)(2)(3)	227,023,334	13,996,939	6.17	218,459,617	14,775,809	6.76	207,880,142	15,611,212	7.51
Taxable securities(4)(5)	133,069,241	4,573,127	3.44	125,078,434	4,303,341	3.44	99,972,235	4,670,546	4.67
Non-taxable securities(4)(6)	37,315,174	2,183,078	5.85	34,359,530	2,132,314	6.21	35,978,461	2,280,152	6.34
Federal funds sold	—	—	—	—	—	—	40,000	599	1.50
Total interest earning assets	402,628,802	20,820,351	5.17	387,762,367	21,308,448	5.50	358,232,917	22,782,719	6.36
Noninterest earning assets:									
Cash and due from banks	10,261,971			9,557,400			8,507,465		
Bank premises and equipment	12,040,217			12,030,971			11,788,992		
Other assets	13,003,528			13,156,962			10,615,967		
Allowance for loan losses	(2,875,601)			(2,715,196)			(2,388,749)		
Total Assets	$435,058,917			$419,792,504			$386,756,592		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 35,424,249	$ 136,501	.39%	$ 33,318,879	$ 156,706	.47%	$ 28,475,416	$ 221,249	.78%
Savings and money market deposits	116,026,951	1,115,744	.96	116,993,523	1,260,031	1.08	97,785,989	1,674,603	1.71
Time deposits	176,585,080	4,618,677	2.62	171,308,444	5,095,907	2.97	172,670,785	6,563,337	3.80
Other short-term borrowings	22,049,194	363,044	1.65	22,324,845	364,094	1.63	20,300,747	424,306	2.09
Federal Home Loan Bank advances	5,464,795	281,229	5.15	5,161,918	287,482	5.57	5,000,000	285,410	5.71
Subordinated debentures	478,880	22,883	4.78	—	—	—	—	—	—
Total interest bearing liabilities	356,029,149	6,538,078	1.84	349,107,609	7,164,220	2.05	324,232,937	9,168,905	2.83
Noninterest bearing liabilities:									
Demand deposits	42,698,167			37,204,297			33,643,601		
Other liabilities	4,257,965			4,032,982			2,935,435		
Total Liabilities	402,985,281			390,344,888			360,811,973		
Stockholders' equity	32,073,636			29,447,616			25,944,619		
Total Liabilities and Stockholders' Equity	$435,058,917			$419,792,504			$386,756,592		
Net interest income		$14,282,273			$14,144,228			$13,613,814	
Interest rate spread			3.33%			3.45%			3.53%
Net interest margin			3.55%			3.65%			3.80%

(1) For purposes of these computations, nonaccrual loans are included in the daily average loan amounts outstanding; interest on nonaccrual loans is recorded when received.

(2) Includes loans held for sale.

(3) Information presented on a tax-equivalent basis assuming a tax rate of 34% and reduced by disallowed interest expense pursuant to Internal Revenue Code Section 291. The disallowed interest expense amounted to $18,729, $11,787 and $13,441 for 2004, 2003 and 2002, respectively. The tax-equivalent adjustment amounted to $68,292, $79,843 and $64,179 for 2004, 2003 and 2002, respectively.

(4) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.

(5) Includes equity securities.

(6) Information presented on a tax-equivalent basis assuming a tax rate of 34% and reduced by disallowed interest expense pursuant to Internal Revenue Code Section 291. The disallowed interest expense amounted to $111,261, $116,467 and $169,327 for 2004, 2003 and 2002, respectively. The tax-equivalent adjustment amounted to $668,813, $648,117 and $663,494 for 2004, 2003 and 2002, respectively.

The following table sets forth the volume and rate variances that affected net interest income.

	2004 Compared With 2003 Increase (Decrease) Due to(1)			2003 Compared With 2002 Increase (Decrease) Due to(1)		
	Volume	**Rate**	**Net**	Volume	Rate	Net
Interest earned on:						
Interest bearing due from banks	**$(54,176)**	**$ 24,399**	**$ (29,777)**	$ (57,426)	$ (65,800)	$ (123,226)
Loans(2)	**563,486**	**(1,342,356)**	**(778,870)**	767,752	(1,603,155)	(835,403)
Taxable securities	**274,622**	**(4,836)**	**269,786**	1,022,086	(1,389,291)	(367,205)
Non-taxable securities(3)	**177,117**	**(126,353)**	**50,764**	(101,142)	(46,696)	(147,838)
Federal funds sold	**—**	**—**	**—**	(599)	—	(599)
Total interest earning assets	**961,049**	**(1,449,146)**	**(488,097)**	1,630,671	(3,104,942)	(1,474,271)
Interest paid on:						
Interest bearing demand deposits	**9,438**	**(29,643)**	**(20,205)**	33,160	(97,703)	(64,543)
Savings and money market deposits	**(10,330)**	**(133,957)**	**(144,287)**	286,684	(701,256)	(414,572)
Time deposits	**153,112**	**(630,342)**	**(477,230)**	(51,389)	(1,416,041)	(1,467,430)
Short-term borrowings	**(4,520)**	**3,470**	**(1,050)**	39,404	(99,616)	(60,212)
Federal Home Loan Bank advances	**16,310**	**(22,563)**	**(6,253)**	9,114	(7,042)	2,072
Subordinated debentures	**22,883**	**—**	**22,883**	—	—	—
Total interest bearing liabilities	**186,893**	**(813,035)**	**(626,142)**	316,973	(2,321,658)	(2,004,685)
Net interest income	**$774,156**	**$ (636,111)**	**$ 138,045**	$1,313,698	$ (783,284)	$ 530,414

(1) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment relating to the change in interest income was a decrease of $11,551 for 2004 compared with 2003 and an increase of $15,664 for 2003 compared with 2002.

(3) Presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment relating to the change in interest income was an increase of $20,696 for 2004 compared with 2003 and a decrease of $15,377 for 2003 compared with 2002.

Provision for Loan Losses

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the adequacy of the allowance for loan losses. Factors which influence management's determination of the provision for loan losses, include, among other things, a review of individual loans, size and quality of the loan portfolio, current and projected economic conditions, regulatory guidelines, and historical loan loss experience. The provision for loan losses charged to expense in the year ended December 31, 2004 decreased to $658,000, compared with $1,213,000 and $600,000 in the years ended December 31, 2003 and 2002, respectively. The decrease in the provision for loan losses for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily attributable to a substantial decrease in net loans charged-off and changes in asset quality and loan mix. During the latter part of 2004, management performed an extensive review of the Company's allowance for loan loss methodology. That review included a thorough evaluation of selected credits with heightened risk or inherent losses. The results of that review also contributed to the reduced provision for loan losses recorded during 2004 compared to 2003. The provision for loan losses recorded during 2004 was recorded during the first nine months of the year. The results of the allowance for loss methodology review and the evaluation of the aforementioned credits in the loan portfolio resulted in no provision for loan losses being recorded during the fourth quarter of 2004. The increase in the provision for loan losses for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily attributable to an increase in charge offs and nonperforming loans. Activity in the allowance for loan losses and nonperforming loan data are discussed under "ASSET QUALITY."

Noninterest Income

Excluding net securities gains, noninterest income for the year ended December 31, 2004 was $4,078,925, compared with $4,316,108 and $3,826,530 in the years ended December 31, 2003 and 2002, respectively. Total noninterest income as a percentage of average assets was 1.01%, 1.18% and 1.08% for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table sets forth information pertaining to the major components of noninterest income.

	Year Ended December 31,		
	2004	2003	2002
Service charges on deposits	**$1,531,329**	$1,331,403	$1,402,894
Mortgage banking	**461,206**	865,375	560,440
Trust fees	**674,723**	694,157	602,528
Brokerage and insurance service	**369,697**	331,532	241,364
Credit card income	**402,872**	378,317	377,031
Earnings on cash surrender value of life insurance	**428,068**	488,087	367,202
Gain on sale of securities, net	**314,048**	629,318	340,312
Other	**211,030**	227,237	275,071
Total noninterest income	**$4,392,973**	$4,945,426	$4,166,842

Service charges on deposits are fees received for services related to retail and commercial deposit products. These fees apply to both interest bearing and noninterest bearing accounts and also include charges for insufficient funds and overdrafts. These fees represent the largest component of noninterest income. Service charges on deposits totaled $1,531,329 for the year ended December 31, 2004 compared to $1,331,403 and $1,402,894 for the years ended December 31, 2003 and December 31, 2002, respectively. The increase for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily attributable to an increase in charges for insufficient funds and overdrafts coupled with increases in various service charges that resulted from an analysis of the Company's service charge schedule. The results of that analysis, completed during the fourth quarter of 2003, were implemented on January 1, 2004. The modest decrease for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily attributable to a decrease in charges for insufficient funds and overdrafts.

Mortgage banking income totaled $461,206 for the year ended December 31, 2004, compared to $865,375 and $560,440 for the years ended December 31, 2003 and December 31, 2002, respectively. Mortgage banking income includes mortgage origination fees, mortgage servicing and miscellaneous fees, and gains or losses on the sale of mortgage loans. The level of mortgage banking income decreased 46.7% for the year ended December 31, 2004 compared to the year ended December 31, 2003 and increased 54.4% for the year ended December 31, 2003 compared to the year ended December 31, 2002. The mortgage loan sales volume depends heavily on the prevailing interest rates and the strength of the local real estate market. The lower level of mortgage banking income for the year ended December 31, 2004 was reflective of the higher interest rate environment that existed during that year. The higher level of mortgage banking income recorded during the years ended December 31, 2003 and 2002 was indicative of the lower interest rate environment that characterized those two years. A decreasing interest rate environment, as experienced in 2003 and 2002, tends to increase mortgage loan production and mortgage refinancing activity. Conversely, an increasing interest rate environment tends to slow these activities. The majority of mortgage loans originated by West Pointe are sold into the secondary market with servicing rights retained in certain cases. Due to the high level of refinancing activities experienced during 2003 and 2002 and a slightly higher interest rate environment in 2004, refinancing activities and other mortgage banking activities moderated in 2004. West Pointe management anticipates that mortgage banking activities will continue at lower levels in 2005.

Income from trust fees totaled $674,723 for the year ended December 31, 2004 compared to $694,157 and $602,528 for the years ended December 31, 2003 and December 31, 2002, respectively. Income from trust fees is derived primarily from administration of estates, personal trusts and investment management agencies. The modest decrease in income from trust fees for the year ended December 31, 2004 compared to the year ended December 31, 2003 was partially due to a reduction in fees earned on account balances maintained with one particular brokerage firm. The increases in income from trust fees for the years ended December 31, 2003 and December 31, 2002 were partially attributable to additional fees generated by the Company's farm management activities. This additional fee income was partially offset by reductions in income from certain trust fees that are based upon the market value of trust assets. The negative trend in the stock market experienced during 2002 and the early part of 2003 resulted in the market values of certain trust assets being reduced.

Income from brokerage and insurance services totaled $369,697 for the year ended December 31, 2004 compared to $331,532 and $241,364 for the years ended December 31, 2003 and December 31, 2002, respectively. During the past four years, through an arrangement with Raymond James Financial Services, Inc., member NASD and SIPC, West Pointe has expanded its product line to include additional investment opportunities. Products available through the brokerage and insurance service function include stocks, bonds, mutual funds, annuities and other non-deposit investment products. The increases in income from brokerage and insurance services for the years ended December 31, 2004 and December 31, 2003 primarily resulted from new business development and additional business generated from existing customer relationships. In addition, fixed rate annuity sales increased as certain customers favored them over other lower yielding investments.

Credit card income totaled $402,872 for the year ended December 31, 2004 compared to $378,317 and $377,031 for the years ended December 31, 2003 and December 31, 2002, respectively. Credit card income primarily consists of merchant processing fees for credit card transactions and interchange fees received on transactions of West Pointe's cardholders. Credit card income increased $24,555 for the year ended December 31, 2004, compared to the year ended December 31, 2003. This increase was partially due to higher levels of merchant processing fees for credit card transactions and additional interchange fees received on transactions of West Pointe's cardholders. Credit card income remained relatively stable for the year ended December 31, 2003 compared to the year ended December 31, 2002.

During the year ended December 31, 2004, West Pointe recorded an increase in cash surrender value of life insurance of $428,068 compared to $488,087 and $367,202 for the years ended December 31, 2003 and December 31, 2002, respectively. These cash surrender value increases relate to various bank owned life insurance (BOLI) policies. Certain of the BOLI policies were purchased in connection with West Pointe's director fee deferral program and West Pointe's salary continuation agreements which have been established with various Company officers. The remaining BOLI policies were purchased in connection with the Company's split dollar agreements with certain Company officers and other employee benefit programs. These BOLI policies provide certain benefits to the Company including, but not limited to, exclusion from income taxes of the increase in their cash surrender values. The reduced level of the cash surrender value increase from December 31, 2003 to December 31, 2004 was primarily the result of interest rate reductions on certain of the BOLI policies.

Net securities gains totaled $314,048 for the year ended December 31, 2004 compared to $629,318 and $340,312 for the years ended December 31, 2003 and December 31, 2002, respectively. Available for sale securities transactions are an integral part of balance sheet and interest rate risk management activities and result in gains or losses being realized from the sale of such securities. Net securities gains recorded during the year ended December 31, 2004 resulted from management's decision to sell certain securities due to favorable market conditions. Net securities gains recorded during the years ended December 31, 2003 and December 31, 2002 resulted from management's decisions to decrease interest income on non-taxable securities to minimize alternative minimum tax positions and to reconfigure certain segments of the securities portfolio to limit potential interest rate risk that could result from a rising interest rate environment, as described under "*Net Interest Income.*" Due to the rapidly declining interest rate environment evident during the past few years, many of the securities sold were likely to be called by the issuers in the near future. West Pointe management believes that the securities portfolio is presently structured to reduce interest rate risk that could occur in a rising rate environment.

Other noninterest income includes such items as interchange fees on automated teller machine (ATM) transactions, safe deposit rental fees, check printing fees, wire transfer fees and other miscellaneous fees. Collectively, the components of other noninterest income generated revenues of $211,030 for the year ended December 31, 2004 compared to $227,237 and $275,071 for the years ended December 31, 2003 and December 31, 2002, respectively. The decreases, for the years compared, resulted from modest declines in a number of categories of other noninterest income.

Noninterest Expense

Noninterest expense decreased to $12,571,337 for the year ended December 31, 2004 compared with $12,589,157 and $11,239,150 for the years ended December 31, 2003 and 2002, respectively. The modest decrease for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily attributable to a decrease in legal and professional fees, partially offset by increases in employee compensation and benefits, furniture and equipment and other noninterest expenses. The increase for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily attributable to increases in employee compensation and benefits, coupled with increases in furniture and equipment expenses, legal and professional fees and other noninterest expenses, which include such items as FDIC insurance premiums, contributions, telephone expenses, postage costs, and certain credit card program expenses. Noninterest expense as a percentage of average assets was 2.89%, 3.0% and 2.91% for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table sets forth information pertaining to the major components of noninterest expense.

	Year Ended December 31,		
	2004	2003	2002
Employee compensation and benefits	**$ 6,696,338**	$ 6,530,843	$ 5,669,694
Occupancy, net	**729,936**	730,497	764,036
Furniture and equipment	**803,270**	679,766	602,179
Legal and professional fees	**636,225**	1,071,471	732,493
Data processing	**461,601**	459,832	453,237
Advertising	**419,565**	399,278	379,345
Other	**2,824,402**	2,717,470	2,638,166
Total noninterest expense	**$12,571,337**	$12,589,157	$11,239,150

Employee compensation and benefits is the largest component of noninterest expense representing approximately 53% of total noninterest expense for the year ended December 31, 2004. Expenses associated with employee compensation and benefits totaled $6,696,338 for the year ended December 31, 2004 compared to $6,530,843 and $5,669,694 for the years ended December 31, 2003 and December 31, 2002, respectively. The increases in employee compensation and benefits for the year ended December 31, 2004 compared to the year ended December 31, 2003 and for the year ended December 31, 2003 compared to the year ended December 31, 2002 primarily reflected the cost of normal merit increases, increased medical insurance benefit costs, and increased costs associated with the salary continuation agreements established for various company officers. West Pointe had 119 full-time equivalent employees at December 31, 2004, compared to 131 and 129, respectively, at December 31, 2003 and 2002.

Net occupancy expenses totaled $729,936 for the year ended December 31, 2004 and remained stable when compared to $730,497 and $764,036 for the years ended December 31, 2003 and December 31, 2002, respectively. The modest decrease in occupancy expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002 primarily resulted from a reduction in real estate taxes associated with the Company's banking locations.

Furniture and equipment expenses totaled $803,270 for the year ended December 31, 2004 compared to $679,766 and $602,179 for the years ended December 31, 2003 and December 31, 2002, respectively. The increases in furniture and equipment expenses for the years compared were primarily attributable to depreciation expenses associated with the Company's technology hardware as well as other furniture and equipment. Additional maintenance costs also contributed to the increases for the periods compared.

Legal and professional fees include costs relating to audit and accounting fees, investment consulting services, legal fees for compliance with Securities and Exchange Commission regulations, legal fees for the collection of delinquent loans, and legal fees relating to the defense of various lawsuits of which the Company is a party to in the ordinary course of business. Legal and professional fees totaled $636,225 for the year ended December 31, 2004, compared to $1,071,471, and $732,493 for the years ending December 31, 2003 and December 31, 2002, respectively. The decrease in legal and professional fees for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily attributable to the recovery of approximately $501,000 from the Company's insurance carrier of legal fees previously paid in connection with certain lawsuits of which the Company was a party to. The recovery resulted from the settlement of various lawsuits in 2004. The increase in legal and professional fees for the year ended December 31, 2003 compared to the year ended December 31, 2002 resulted primarily from increased legal fees incurred to defend various lawsuits of which the Company was a party in the ordinary course of business.

Data processing expenses totaled $461,601 for the year ended December 31, 2004 compared to $459,832 and $453,237 for the years ended December 31, 2003 and December 31, 2002, respectively. The modest increases for the periods compared resulted from normal growth in operations. West Pointe currently employs the services of an outside provider for its data processing needs.

Advertising expenses totaled $419,565 for the year ended December 31, 2004 compared to $399,278 and $379,345 for the years ended December 31, 2003 and December 31, 2002, respectively. The increases resulted from expanded promotional activities in areas served by West Pointe's banking centers.

Other noninterest expense includes such items as FDIC insurance premiums, mortgage banking expenses, contributions, telephone expenses, postage costs, certain credit card program expenses, foreclosed property expenses and other miscellaneous expenses. Other noninterest expense totaled $2,824,402 for the year ended December 31, 2004 compared to $2,717,470 and $2,638,166 for the years ended December 31, 2003 and December 31, 2002, respectively. The increase for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily attributable to expenses associated with certain non-performing assets. The increase for the year ended December 31, 2003 compared to the year ended December 31, 2002 was related to various categories, none of which were individually significant.

West Pointe recorded income tax expense of $1,139,400 for the year ended December 31, 2004 compared to $1,083,600 and $1,440,400 for the years ended December 31, 2003 and December 31, 2002, respectively. The provision for income taxes consists of both federal and state income taxes. The modest increase in income tax expense for the year ended December 31, 2004 compared to the year ended December 31, 2003 was primarily attributable to an increased level of income before income taxes. The decrease in income tax expense for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily attributable to a reduced level of income before income taxes. The effective income tax rates were 24.2%, 23.8% and 27.6% for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in the effective income tax rate for year ended December 31, 2003 compared to the year ended December 31, 2002 was partially attributable to an increased level of tax-exempt income as a percentage of income before income taxes.

FINANCIAL CONDITION

General

Total assets at December 31, 2004 increased $18,870,683 to $444,021,124 compared with $425,150,441 at December 31, 2003. This increase primarily resulted from an increase in cash and due from bank balances and an increase in the volume of loans, offset by a decrease in the volume of securities.

Loans

Loans, including loans held for sale, are the largest classification within earning assets of West Pointe and represented 56.4%, 56.3% and 58.0% of average interest earning assets during the years ended December 31, 2004, 2003 and 2002, respectively. Loans increased 11.1% to $240,767,062 at year-end 2004 from $216,754,989 at year-end 2003. Average loans, including loans held for sale, totaled $227,023,334 in 2004 and increased $8,563,717, or 3.9% from $218,459,617 in 2003. The growth in average loans during 2004 was primarily attributable to increased loan demand and continuing aggressive sales efforts in an extremely competitive market environment. Substantially all of West Pointe's loans were originated in its primary market territory.

The following table presents the composition of the loan portfolio by type of borrower and major loan category and the percentage of each to the total loan portfolio for the periods presented.

	December 31,									
	2004		2003		2002		2001		2000	
	Amount	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
COMMERCIAL BORROWERS										
Commercial, financial and agricultural	**$ 64,073,669**	**26.6%**	$ 55,147,337	25.5%	$ 59,685,132	27.3%	$ 48,560,141	24.4%	$ 45,889,923	24.2%
Commercial real estate	**83,832,494**	**34.8**	79,620,879	36.7	85,147,362	38.8	75,352,452	37.9	70,523,998	37.3
Real estate construction	**30,794,287**	**12.8**	19,489,319	9.0	11,552,620	5.3	9,816,970	4.9	9,953,117	5.3
Total commercial	**178,700,450**	**74.2**	154,257,535	71.2	156,385,114	71.4	133,729,563	67.2	126,367,038	66.8
CONSUMER BORROWERS										
1-4 family residential real estate	**51,798,164**	**21.5**	52,059,308	24.0	50,812,257	23.2	53,548,197	26.9	51,457,872	27.1
Other consumer loans	**10,268,448**	**4.3**	10,438,146	4.8	11,766,777	5.4	11,699,831	5.9	11,466,561	6.1
Total consumer	**62,066,612**	**25.8**	62,497,454	28.8	62,579,034	28.6	65,248,028	32.8	62,924,433	33.2
Total loans	**$240,767,062**	**100.0%**	$216,754,989	100.0%	$218,964,148	100.0%	$198,977,591	100.0%	$189,291,471	100.0%

West Pointe's commercial, financial and agricultural loan portfolio is diversified and includes loans secured by non-real estate collateral to manufacturers, retailers, distributors, service providers and investors. Emphasis is generally placed upon middle-market and community businesses with financial stability and known local management. Underlying collateral for commercial, financial and agricultural loans includes, but is not limited to, inventory, equipment, vehicles and accounts receivable. In the case of corporations, the Bank may obtain personal guarantees from principal shareholders and/or officers.

The commercial real estate loan portfolio consists largely of mortgage loans secured by commercial properties located in the communities served by West Pointe's banking centers. A significant portion of the commercial real estate loan portfolio is comprised of traditional commercial loans with real estate taken as additional collateral. These loans are generally made to fund the acquisition of buildings and real estate for commercial, industrial, office and retail use. The maximum loan-to-value ratio applicable to improved commercial properties is 85%. Prior approval of the Bank's Loan and Discount Committee is required for new loans with loan-to-value ratios exceeding this limit.

The real estate construction loan portfolio consists of loans made to finance land development preparatory to erecting new structures or the on-site construction of 1-4 family residences, commercial properties, retail centers, medical and business offices, warehouse facilities and multi-family residential developments. The maximum loan-to-value ratio applicable to loans made for the purpose of land development activities is 75%. The maximum loan-to-value ratios applicable to commercial/multi-family and 1-4 family residential construction loans are 80% and 85%, respectively.

The 1-4 family residential real estate portfolio is predominantly comprised of loans extended for owner-occupied residential properties. These loans typically are secured by first mortgages on the properties financed and generally have a maximum loan-to-value ratio of 85%. The amortization periods for these loans generally do not exceed twenty years with interest being calculated on a fixed or floating rate basis. The 1-4 family residential real estate category also includes home equity lines of credit and closed-end second mortgage loans. Closed-end second mortgage loans generally bear a fixed rate of interest over a three to five year term with a five to fifteen year amortization, while home equity lines of credit generally have an interest rate indexed to the prime rate. Home equity loans generally have a maximum loan-to-value ratio of 85%.

The consumer loan portfolio consists of both secured and unsecured loans to individuals for household, family, and other personal expenditures such as automobile financing, home improvements, recreational and educational purposes. Consumer loans are typically structured with fixed rates of interest and full amortization of principal and interest within three to five years. The maximum loan-to-value ratio applicable to consumer loans is generally 80%. This category also includes revolving credit products such as checking overdraft protection and MasterCard and VISA credit cards. Consumer loans are either unsecured or are secured with various forms of collateral, other than real estate.

The weighted average yield on the loan portfolio, inclusive of loans held for sale, in 2004 was 6.17% compared to 6.76% and 7.51% in 2003 and 2002, respectively. Overall yields on the loan portfolio trended downward from 2002 to 2004 following the general level of interest rates. West Pointe's loan portfolio yields generally tend to follow trends in the prime lending rate. The prime lending rate decreased one time during the course of the year 2002 to a level of 4.25% at December 31, 2002. The prime lending rate continued to decline in 2003 to a level of 4.00% at December 31, 2003. Since mid-year 2004, the prime lending rate increased five times to a level of 5.25% at December 31, 2004. The lower level of interest rates evident during 2002, 2003 and the first half of 2004 contributed to the decreases in the weighted average yields on the loan portfolio. While loan yields tend to follow trends in the prime lending rate, they may not follow simultaneously with such trends. At December 31, 2004, 25.7% of West Pointe's total loan portfolio had floating or adjustable interest rates.

The following table sets forth the amount of loans outstanding as of December 31, 2004, which, based on remaining maturities, are due in the periods indicated. In addition, the amounts due after one year are classified according to sensitivity to changes in interest rates.

	In One Year or Less	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$ 38,478,571	$ 23,382,538	$ 2,212,560	$ 64,073,669
Commercial real estate	24,593,237	56,003,923	3,235,334	83,832,494
Real estate construction	26,006,622	4,757,665	30,000	30,794,287
1-4 family residential real estate	12,942,094	23,537,257	15,318,813	51,798,164
Other consumer loans	4,228,654	5,646,294	393,500	10,268,448
Total loans	$106,249,178	$113,327,677	$21,190,207	$240,767,062

	Interest Sensitivity	
	Fixed Interest Rates	Floating or Adjustable Interest Rates
Due after one year	$108,802,528	$25,715,356

The Bank's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The Bank employs the use of a loan rating system to monitor the loan portfolio and to determine the adequacy of the allowance for loan losses. West Pointe's lending philosophy is to invest in loans in the communities served by its banking centers so it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsized businesses. A periodic review of selected credits (based on loan size) is conducted to identify loans with heightened risks or inherent losses. Factors which could contribute to increased risk in the loan portfolio, include, but are not limited to, changes in interest rates, general economic conditions and reduced collateral values. The loan portfolio does not include any loans to foreign countries.

As of December 31, 2004, and effective January 30, 2005, the statutory legal lending limit amount for the Company's banking subsidiary to loan to one customer was $8,914,438. West Pointe's loan portfolio does not contain any concentrations of credit, in any given industry, that would cause them to be similarly impacted by economic or other conditions.

Securities

Securities decreased $12,310,492, or 7.4% to $154,389,611 at December 31, 2004 compared to $166,700,103 at December 31, 2003. The majority of this decrease resulted from principal payments received on the Company's mortgage-backed securities and from management's decision to sell certain securities, which resulted from favorable opportunities in the market place. The securities portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds not needed to satisfy loan demand. The securities portfolio also supplies securities as required collateral for certain deposits and for securities sold under agreements to repurchase (which we refer to as "repurchase agreements"). Additional information regarding West Pointe's repurchase agreements is presented and discussed under "*Borrowings.*"

West Pointe currently classifies all securities as available for sale. Available for sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives or for other operational needs. All security purchases in 2004, 2003 and 2002 were classified as available for sale.

Available for sale securities are recorded at fair value. Net unrealized gains on available for sale securities totaled $217,643 and $1,525,430 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, accumulated other comprehensive gains of $134,939 and $945,767, respectively, were included in stockholders' equity. These accumulated other comprehensive gains were associated with unrealized gains and losses on available for sale securities, net of income taxes. The change in accumulated other comprehensive gains from December 31, 2003 to December 31, 2004 was primarily attributable to the change in mix of securities and the impact of market interest rates, which trended upward in 2004.

West Pointe management does not expect any losses to result from any unrealized losses in the portfolio, as maturities of securities and other funding sources should meet the Company's liquidity needs. Any losses taken will result from strategic or discretionary decisions to adjust the securities portfolio. Reference is made to Note 4 to the consolidated financial statements, which provides the composition of the securities portfolio for the last two years.

The following table sets forth the composition of the available for sale securities portfolio for the last three years.

	December 31,		
	2004	2003	2002
AVAILABLE FOR SALE SECURITIES			
U.S. government agencies	**$ 3,970,000**	$ —	$ 9,087,650
Mortgage-backed securities	**108,897,319**	126,843,672	89,547,303
Obligations of states and political subdivisions	**41,522,292**	39,856,431	38,806,702
Total available for sale	**$154,389,611**	$166,700,103	$137,441,655

The following table sets forth the maturities and weighted average yields of each category of available for sale securities at December 31, 2004 based upon contractual maturities of such securities.

	In One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AVAILABLE FOR SALE SECURITIES								
U.S. government agencies	$ —	—%	$ 3,970,000	2.36%	$ —	—%	$ —	—%
Mortgage-backed securities	—	—	1,558,385	3.18	31,903,642	3.65	75,435,292	3.23
Obligations of states and political subdivisions (1)	489,021	3.14	15,778,993	5.13	9,105,445	5.63	16,148,833	6.74
Total available for sale	$489,021	3.14%	$21,307,378	4.47%	$41,009,087	4.09%	$91,584,125	3.85%

(1) Yield presented on a tax-equivalent basis assuming a tax rate of 34%.

Average taxable securities, including Federal Home Loan Bank stock, totaled $133,069,241 in 2004 compared to $125,078,434 and $99,972,235 in 2003 and 2002, respectively. The weighted average yield on the taxable securities portfolio was 3.44% for 2004 and 2003, compared to 4.67% for 2002. Holdings of Federal Home Loan Bank stock totaled $13,299,700 at December 31, 2004 compared to $12,520,600 at December 31, 2003. The increase in those holdings resulted from additional shares of stock issued in connection with the Federal Home Loan Bank's dividend reinvestment plan.

Average non-taxable securities totaled $37,315,174 in 2004 compared to $34,359,530 and $35,978,461 in 2003 and 2002, respectively. The weighted average tax-equivalent yield on non-taxable securities was 5.85%, 6.21% and 6.34% during 2004, 2003 and 2002, respectively.

The remainder of West Pointe's interest earning assets consists of federal funds sold and interest bearing due from bank balances. Federal funds sold consist of sales of excess funds and generally have a maturity of one day. West Pointe had no federal funds sold at December 31, 2004, 2003 or 2002. West Pointe's interest bearing due from bank balances consist solely of a daily investment deposit account maintained with the Federal Home Loan Bank. This vehicle is used by West Pointe in addition to or as an alternative to federal funds sold. Daily deposits to or withdrawals from the daily investment deposit account are permitted. The interest rate paid on this account is subject to change on a daily basis. Interest bearing due from bank balances totaled $131,747 at December 31, 2004 compared to $104,775 at December 31, 2003. Average interest bearing due from bank balances totaled $5,221,053 in 2004, compared to $9,864,786 and $14,362,079 in 2003 and 2002, respectively.

Deposits

West Pointe's deposit base is its primary source of liquidity and consists of deposits originating within the communities served by its banking locations. Deposits are West Pointe's primary and most reliable funding source for interest earning assets.

Total deposits increased 4.0%, or $14,323,536, to $375,244,420 at December 31, 2004, from $360,920,884 at December 31, 2003. Noninterest bearing demand deposit balances increased to $45,206,286 at December 31, 2004 from $41,470,256 at December 31, 2003. The majority of this increase was associated with normal growth of operations. Interest bearing deposits increased to $330,038,134 at December 31, 2004 from $319,450,628 at December 31, 2003. Collectively, time deposits of $100,000 or more and time deposits less than $100,000 increased to $177,131,835 at December 31, 2004 from $168,405,119 at December 31, 2003. The majority of the increase in time deposits was attributable to additional deposits received from one public entity. The low interest rate environment, evident during the last few years, has somewhat diminished customer interest in time deposits. West Pointe management believes that an increasing rate environment could result in customers returning funds to the time deposit product. Interest bearing demand deposit balances increased to $38,276,366 at December 31, 2004 compared to $33,945,374 at December 31, 2003. The increase in interest bearing demand deposits was associated with one public entity. Savings and money market deposit account balances decreased to $114,629,933 at December 31, 2004 from $117,100,135 at December 31, 2003. The majority of the decrease in savings and money market deposit account balances was attributable to reduced balances associated with one public entity. West Pointe continues to offer competitive pricing of time deposits within its market territory.

The following table sets forth the composition of the deposit portfolio for the periods presented.

	December 31,			
	2004		2003	
	Amount	**Percent**	Amount	Percent
Noninterest bearing demand deposits	**$ 45,206,286**	**12.0%**	$ 41,470,256	11.5%
Interest bearing demand deposits	**38,276,366**	**10.2**	33,945,374	9.4
Savings and money market deposits	**114,629,933**	**30.6**	117,100,135	32.4
Time deposits $100,000 or more	**68,142,051**	**18.2**	59,379,919	16.5
Time deposits less than $100,000	**108,989,784**	**29.0**	109,025,200	30.2
Total deposits	**$375,244,420**	**100.0%**	$360,920,884	100.0%

Average total deposits increased to $370,734,447 for the year ended December 31, 2004 compared to $358,825,143 and $332,575,791 for the years ended December 31, 2003 and December 31, 2002, respectively. The increases in average total deposits resulted primarily from normal growth in operations coupled with additional public fund deposits. The average rates paid on total deposits were 1.58%, 1.82% and 2.54% for 2004, 2003 and 2002, respectively. The lower interest rate environment in 2004 and 2003 coupled with West Pointe's efforts to reduce its cost of funds led to the decline in average rates paid in 2004 and 2003, compared to 2002. Efforts to reduce the cost of funds served to reduce the net interest margin decreases in 2004 and 2003, compared to 2002.

The following table sets forth the major categories of average deposits and the weighted average interest rates paid on such categories for the last three years.

	December 31,					
	2004		2003		2002	
	Amount	**Rate**	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	**$ 42,698,167**	**—%**	$ 37,204,297	—%	$ 33,643,601	—%
Interest bearing demand deposits	**35,424,249**	**.39**	33,318,879	.47	28,475,416	.78
Savings and money market deposits	**116,026,951**	**.96**	116,993,523	1.08	97,785,989	1.71
Time deposits	**176,585,080**	**2.62**	171,308,444	2.97	172,670,785	3.80
Total deposits	**$370,734,447**	**1.58%**	$358,825,143	1.82%	$332,575,791	2.54%

The following table sets forth the amounts and maturities of time deposits of $100,000 or more at December 31, 2004 and December 31, 2003.

	December 31,	
	2004	2003
3 months or less	**$26,148,604**	$20,355,983
Over 3 through 6 months	**13,931,156**	12,577,512
Over 6 through 12 months	**16,221,766**	18,572,931
Over 12 months	**11,840,525**	7,873,493
Total	**$68,142,051**	$59,379,919

Borrowings

Total borrowings amounted to $31,346,973 at year-end 2004, an increase of $1,524,006 from $29,822,967 at year-end 2003. Total borrowings include repurchase agreements, other short-term borrowings, Federal Home Loan Bank advances and subordinated debentures. On an average basis, total borrowings totaled $27,992,869 for 2004 compared to $27,486,763 and $25,300,747 for 2003 and 2002, respectively.

Other short-term borrowings consist of repurchase agreements and a borrowing from an unaffiliated bank. The average balance of other short-term borrowings totaled $22,049,194 for 2004 compared to $22,324,845 and $20,300,747 for 2003 and 2002, respectively. Repurchase agreements serve as an alternative source of funds to deposit funding sources. West Pointe offers two types of repurchase agreements. The first type is a term repurchase agreement, which represents an alternative to short-term certificates of deposit offered to West Pointe's customers. Generally, these types of repurchase agreement have a maturity of less than one year. The second type of repurchase agreement is commonly called a cash management repurchase agreement account. Such accounts involve the daily transfer of excess funds from noninterest bearing deposit accounts into interest bearing cash management repurchase agreement accounts. West Pointe continues to market its cash management product to commercial and individual deposit customers. Although viewed as a borrowing, the cash management repurchase agreement accounts are considered a stable source of funds. The modest decrease in the average balance of other short-term borrowings during 2004 was primarily attributable to cash management repurchase agreements. In addition to repurchase agreements, West Pointe had, at December 31, 2003, another form of short-term borrowing in the amount of $1,237,100. In the fourth quarter of 1999, West Pointe entered into a line of credit with an unaffiliated bank, which provided for borrowings by West Pointe of up to $2,500,000. The line of credit has since been increased to $5,000,000. Initially, West Pointe borrowed $1,837,500 under that line of credit. The original line of credit, which matured on December 7, 2000, has since been renewed and reflects a maturity date of January 7, 2006. The current line of credit bears interest at a rate of 50 basis points under the prime lending rate of another unaffiliated bank. In order to increase its capital base, $1,500,000 of the original borrowing was contributed to the Bank as additional paid in capital. The remaining proceeds from the original borrowing were used to purchase 6,250 shares of West Pointe's common stock from an individual stockholder. At the beginning of 2002, borrowings under the line of credit increased by $274,600. Proceeds from this additional borrowing were used to partially fund the purchase of 11,500 shares of common stock from another stockholder. The purchase of the shares of common stock is reflected as treasury stock in West Pointe's consolidated financial statements. During the first three quarters of 2004, West Pointe made principal payments on this borrowing of $225,000. In the fourth quarter of 2004, West Pointe paid off the remaining balance of this borrowing. Also during the fourth quarter of 2004, West Pointe entered into a pooled trust preferred security transaction. A portion of the proceeds from that transaction were used to pay off the borrowing under the aforementioned line of credit. More information concerning that transaction is presented later in these discussions and in Note 11 to the Consolidated Financial Statements. The weighted average rate of interest paid for short-term borrowings, excluding overnight Federal Home Loan Bank advances, was 1.65%, 1.63% and 2.09% in 2004, 2003 and 2002, respectively. The decrease in the weighted average interest rate in 2003 compared to 2002 was reflective of the lower interest rate environment.

At year-end 2004, Federal Home Loan Bank advances consisted of an overnight advance in the amount of $550,000. The overnight advance serves as a funding alternative to federal funds purchased. At year-end 2003, Federal Home Loan Bank advances consisted of one term advance in the amount of $5,000,000 and an overnight advance in the amount of $4,400,000. The Federal Home Loan Bank term advance reflected an interest rate of 5.63% and matured on December 13, 2004. Prior to maturity, the advance was callable on a quarterly basis. The average balance of Federal Home Loan Bank advances totaled $5,464,795 for 2004 compared to $5,161,918 and $5,000,000 for 2003 and 2002, respectively. The average rate paid on these advances totaled 5.15% for 2004 compared to 5.57% and 5.71% for 2003 and 2002, respectively.

The following table sets forth a summary of information pertaining to short-term borrowings for the periods presented.

	December 31,					
	2004		2003		2002	
	Amount	**Rate**	Amount	Rate	Amount	Rate
At December 31:						
Repurchase agreements	**$20,486,973**	**2.08%**	$19,185,867	1.31%	$21,692,278	1.71%
Other	**—**	**—**	1,237,100	3.50	1,537,100	3.75
Federal Home Loan Bank advances(1)	**550,000**	**2.47**	4,400,000	1.21	—	—
Total	**$21,036,973**	**2.09%**	$24,822,967	1.40%	$23,229,378	1.85%
For the year ended December 31:						
Average daily balance:						
Federal funds purchased	**$ —**	**—%**	$ 58,904	1.45%	$ —	—%
Repurchase agreements	**20,989,737**	**1.54**	21,225,179	1.48	18,652,682	1.91
Other	**1,059,457**	**3.67**	1,040,762	4.79	1,648,065	4.16
Federal Home Loan Bank advances(1)	**697,035**	**1.42**	161,918	1.28	—	—
Total	**$22,746,229**	**1.64%**	$22,486,763	1.63%	$20,300,747	2.09%
Maximum month-end balance:						
Repurchase agreements	**$26,572,111**		$24,832,508		$23,707,487	
Other	**1,162,100**		1,462,100		1,762,100	
Federal Home Loan Bank advances(1)	**2,360,000**		4,400,000		—	

(1) Includes Federal Home Loan Bank overnight advances only.

At December 31, 2004, the Company had subordinated debentures totaling $10,310,000. On December 15, 2004, the Company completed a private placement to an institutional investor of $10,000,000 of floating rate trust preferred securities, through a newly formed unconsolidated Delaware trust affiliate, West Pointe Statutory Trust I (the "Trust"). The trust preferred securities mature in December 2034, are redeemable at the Company's option beginning in five years, and require quarterly distributions by the Trust to the holder of the trust preferred securities, initially at an interest rate of 4.70%, which will reset quarterly at the three-month LIBOR rate plus 2.25%.

The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $10,310,000 in aggregate principal amount of the Company's floating rate junior subordinated debentures. A portion of the net proceeds to the Company from the sale of the debentures to the Trust was used by the Company to pay off the line of credit with an unaffiliated bank. The remainder of the net proceeds will be used by the Company for general corporate purposes.

The debentures were issued pursuant to a junior subordinated indenture dated December 15, 2004 between the Company, as issuer, and Wilmington Trust Company, as trustee. Like the trust preferred securities, the notes bear interest at a floating rate, initially 4.70%, which will reset on a quarterly basis at a rate equal to LIBOR plus 2.25%. The interest payments by the Company will be used to pay the quarterly distributions payable by the Trust to the holder of the trust preferred securities. However, so long as no event of default has occurred under the notes, the Company may defer interest payments on the notes (in which case the trust will be entitled to defer distributions otherwise due on the trust preferred securities) for up to 20 consecutive quarters.

The debentures are subordinated to the prior payment of any other indebtedness of the Company that, by its terms, is not similarly subordinated. The debentures mature on December 15, 2034, but may be redeemed at the Company's option at par at any time on or after December 15, 2009 or at any time upon certain events, such as a change in regulatory capital treatment of the debentures, the Trust being deemed an investment company or the occurrence of certain adverse tax events. Except upon the occurrence of certain events described above, the Company may redeem the debentures for their aggregate principal amount, plus accrued interest, if any. See "Notes to Consolidated Financial Statements-Subordinated Debentures" for additional information concerning the Company's trust preferred securities.

ASSET QUALITY

West Pointe's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored via West Pointe's loan rating system. The loan rating system is used to determine the adequacy of the allowance for loan losses. West Pointe's loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.

The following table sets forth a summary of nonperforming assets and related ratios for the periods presented.

	December 31,				
	2004	2003	2002	2001	2000
Nonaccrual loans	**$3,842,710**	$1,676,187	$ 796,349	$ 421,662	$159,756
Accruing loans past due 90 days or more	**538,199**	598,363	940,555	370,080	685,344
Troubled debt restructurings	**—**	—	—	314,230	—
Total nonperforming loans	**4,380,909**	2,274,550	1,736,904	1,105,972	845,100
Foreclosed property	**911,400**	230,000	365,000	156,153	128,850
Total nonperforming assets	**$5,292,309**	$2,504,550	$2,101,904	$1,262,125	$973,950
Nonperforming loans to total loans	**1.82%**	1.05%	.79%	.56%	.45%
Nonperforming assets to total loans and foreclosed property	**2.19%**	1.15%	.96%	.63%	.51%
Nonperforming assets to total assets	**1.19%**	.59%	.51%	.34%	.29%

Nonperforming assets increased $2,787,759 at December 31, 2004 compared to December 31, 2003. This increase was due to an increase in nonaccrual loans and foreclosed property, offset by reductions in accruing loans past due 90 days or more. The increase in nonaccrual loans at December 31, 2004, primarily related to several loans to two borrowers. Foreclosed property at December 31, 2004 consisted of three parcels of real estate. Management is in varying stages of workout or liquidation of all nonperforming assets. Management does not anticipate any significant loss upon disposition of the remaining parcel of foreclosed property.

It is the policy of West Pointe to discontinue the accrual of interest on loans when principal or interest is due and has remained unpaid for 90 days or more, unless the loan is well secured and in the process of collection and management has documented reasons why the accrual of interest should continue. Restructured loans generally take the form of an extension of the original repayment period, and/or a reduction or deferral of interest or principal because of deterioration in the financial position of the borrowers. West Pointe would have recorded interest income of $467,096 for 2004 if the loans accounted for as nonaccrual and restructured at year-end 2004, had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. During 2004, $58,782 was included in interest income relating to these loans.

Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due, the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers' ability to comply with the present loan repayment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 2004, such loans amounted to approximately $3,123,000.

The following table sets forth information pertaining to West Pointe's provision for loan losses charged to operations, the activity in and an analysis of the allowance for loan losses for the last five years.

	December 31,				
	2004	2003	2002	2001	2000
Balance at beginning of year	**$2,697,139**	$2,409,446	$2,224,352	$1,769,693	$1,687,021
Loans charged off:					
Commercial, financial and agricultural	**88,902**	834,755	220,590	192,528	1,056,539
Real estate:					
Commercial	**195,683**	38,550	104,413	7,722	16,966
Residential	**550,706**	97,730	20,610	77,484	112,204
Total real estate	**746,389**	136,280	125,023	85,206	129,170
Consumer	**80,114**	77,228	110,006	91,418	90,501
Total charge-offs	**915,405**	1,048,263	455,619	369,152	1,276,210
Recoveries of loans previously charged off:					
Commercial, financial and agricultural	**152,734**	118,114	26,802	176,843	30,000
Real estate:					
Commercial	**23,874**	—	7,722	—	—
Residential	**66,698**	—	275	150	2,154
Total real estate	**90,572**	—	7,997	150	2,154
Consumer	**9,863**	4,842	5,914	16,818	5,728
Total recoveries	**253,169**	122,956	40,713	193,811	37,882
Net charge-offs	**662,236**	925,307	414,906	175,341	1,238,328
Provision for loan losses	**658,000**	1,213,000	600,000	630,000	1,321,000
Balance at end of year	**$2,692,903**	$2,697,139	$2,409,446	$2,224,352	$1,769,693
Net loan charge-offs as a percent of average total loans	**.29%**	.42%	.20%	.09%	.67%

During 2004, West Pointe recorded net charge-offs of $662,236 compared to net charge-offs of $925,037 in 2003. The decrease in 2004 was primarily the result of a reduced level of net charge-offs in the commercial, financial and agricultural segment of the portfolio. Net recoveries in the commercial, financial and agricultural category totaled $63,832 in 2004 compared to net charge-offs of $716,641 in 2003. Net charge-offs in 2003 in the commercial, financial and agricultural category related to two loans to one commercial borrower. Net charge-offs in the commercial real estate category totaled $171,809 in 2004 compared to net charge-offs of $38,550 in 2003. The majority of this increase was associated with loans to two borrowers. Net charge-offs in the residential real estate category totaled $484,008 in 2004 compared to net charge-offs of $97,730 in 2003. The majority of this increase was associated with several loans to two borrowers. Net charge-offs in the consumer category totaled $70,251 in 2004 compared to net charge-offs of $72,386 in 2003. Net charge-offs as a percent of average total loans decreased to .29% in 2004 compared to .42% in 2003.

West Pointe's allowance for loan losses totaled $2,692,903 at December 31, 2004 and remained stable compared to $2,697,139 at December 31, 2003. The allowance for loan losses is increased by the provision for loan losses and is decreased by net loans charged-off. During the year ended December 31, 2004, the provision for loan losses was offset by net charge-offs, resulting in a modest change in the allowance for loan losses at December 31, 2004 compared to December 31, 2003. West Pointe's allowance for loan losses at December 31, 2004, represented approximately 61% of nonperforming loans compared to 119% at year-end 2003. The decline in the allowance for loan losses as a percentage of nonperforming loans was attributable to a sharp increase in nonperforming loans in 2004. The sharp increase was brought about by the addition of two large credits, each of which was in the process of liquidation, not expected to be completed until the first quarter of 2005. A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or inherent losses. The primary responsibility for this review rests with the management personnel assigned with accountability for the credit relationship and is supplemented with periodic review by West Pointe's credit review function. Periodic examinations of both selected credits and the credit review process by applicable regulatory agencies is also conducted. These reviews provide information to assist management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk. In addition to the review of selected credits, the allowance for loan losses is also reviewed on a quarterly or more frequent basis to assess the risk in the portfolio. The methodology used to evaluate the level of the allowance for loan losses includes the assignment of loss factors to loans with similar characteristics for which probable losses can be assessed. These loss factors are based on historical experience coupled with an analysis of current business and economic conditions and are applied to the portfolio to assist in determining the adequacy of the allowance for loan losses. Management believes that the allowance for loan losses at December 31, 2004 was adequate to absorb unidentified probable losses in the loan portfolio. However, past loan loss experience as it relates to current portfolio mix, evaluation of potential losses in the portfolio, subsequent changes in economic conditions and other factors may require changes in the level of the allowance for loan losses.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each category to total loans for the last five years.

	December 31,									
	2004		2003		2002		2001		2000	
	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans
Commercial, financial and agricultural	$ 769,000	26.6%	$ 981,000	25.5%	$1,210,000	27.3%	$1,280,000	24.4%	$ 900,000	24.2%
Real estate:										
Commercial	1,335,000	34.8	746,000	36.7	249,000	38.8	377,000	37.9	268,000	37.3
Residential	303,000	21.5	562,000	24.0	486,000	23.2	324,000	26.9	174,000	27.1
Construction	54,000	12.8	65,000	9.0	31,000	5.3	49,000	4.9	27,000	5.3
Total real estate	1,692,000	69.1	1,373,000	69.7	766,000	67.3	750,000	69.7	469,000	69.7
Consumer	232,000	4.3	220,000	4.8	262,000	5.4	151,000	5.9	122,000	6.1
Not allocated	—	N/A	123,000	N/A	171,000	N/A	43,000	N/A	279,000	N/A
Total	$2,693,000	100.0%	$2,697,000	100.0%	$2,409,000	100.0%	$2,224,000	100.0%	$1,770,000	100.0%

N/A — Not applicable

(1) Amounts rounded to nearest thousand.

CAPITAL RESOURCES AND ASSET/LIABILITY MANAGEMENT

Capital

Total stockholders' equity increased $2,786,206 to $33,517,619 at December 31, 2004 from $30,731,413 at December 31, 2003. Net income for 2004 totaled $3,569,404. Accumulated other comprehensive income decreased to $134,939 at December 31, 2004, compared to $945,767 at December 31, 2003. This decrease is attributable to securities gains realized during 2004, as well as a decrease in the market value of the remainder of the securities portfolio. Stockholders' equity as a percent of total assets was 7.55% at December 31, 2004 compared to 7.23% at December 31, 2003.

In 2001, the Company adopted a Dividend Reinvestment Plan ("the DRIP"). The DRIP provides holders of the Company's common stock with a convenient method of purchasing additional shares of common stock without fees of any kind by reinvesting Company dividends. Participants in the DRIP also have the option to purchase additional shares of the Company's common stock with cash. These optional cash purchases must be at least $100 and no more than $5,000 per quarterly reinvestment period. The Company has registered 50,000 shares of common stock with the Securities and Exchange Commission in connection with the DRIP. Shareholder participation in the DRIP has met West Pointe's expectations.

Financial institutions are required to maintain ratios of capital to assets in accordance with guidelines promulgated by the federal banking regulators. The guidelines are commonly known as "Risk-Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of credit risk associated with holding various categories of assets. The Risk-Based Guidelines require minimum ratios of Tier 1 and Total capital to risk-weighted assets of 4% and 8%, respectively. At December 31, 2004, West Pointe's Tier 1 and Total capital ratios were 15.95% and 16.94%, respectively. In addition to the Risk-Based Guidelines, the federal banking agencies have established a minimum leverage ratio guideline for financial institutions (the "Leverage Ratio Guideline"). The Leverage Ratio Guideline provides for a minimum ratio of Tier 1 capital to average assets of 4%. West Pointe's leverage ratio at December 31, 2004, was 9.70%. Under present regulatory guidelines promulgated by the federal banking regulators, the subordinated debentures issued in December 2004 in connection with the Company's trust preferred securities transaction qualifies for inclusion in capital for purposes of determining the Company's Tier 1 capital, Total capital and leverage ratios. According to the aforementioned regulatory guidelines, West Pointe is considered to be "well capitalized." See "Notes to Consolidated Financial Statements — Regulatory Matters" for additional information concerning West Pointe's regulatory capital measures.

Asset/Liability Management

West Pointe's asset/liability strategy is to minimize the sensitivity of its net interest margin as a consequence of changes in interest rates. West Pointe's asset/liability management committee reviews asset and liability repricing in the context of current and possible future interest rate scenarios affecting the economy in its market territory. The asset/liability committee is comprised of executive officers of the Bank representing all major departments of West Pointe.

As assets and liabilities tend to become more rate sensitive, whether due to customer demands or West Pointe's initiatives, it becomes more important that rates earned are matched with rates paid and that repricing dates are matched so the next earning interval will have both components at current rates. Assets and liabilities that mature or are repriced in one year or less are considered in the financial services industry to be "rate sensitive." This means that as rates in the marketplace change, the rates on these assets or liabilities will be impacted soon after. Assuming a reasonably balanced rate sensitivity position, increasing rates will result in more interest income and more interest expense. Conversely, declining rates will result in less interest income and less interest expense.

The following table reflects an analysis of interest earning assets and liabilities, all of which are held other than for trading purposes, at December 31, 2004, allocated over various time frames in which the instruments are subject to repricing.

	Three Months or Less	After Three Months Through Twelve Months	After One Year Through Five Years	After Five Years	Total
Interest earning assets:					
Interest bearing due from banks	$ 131,747	$ —	$ —	$ —	$ 131,747
Federal Home Loan Bank Stock	—	—	—	13,299,700	13,299,700
Securities(1)	4,080,033	17,333,277	109,693,508	23,282,793	154,389,611
Loans held for sale	74,238	—	—	—	74,238
Loans(2)	70,207,258	52,344,206	112,390,650	5,82 4,948	240,767,062
Total interest earning assets	74,493,276	69,677,483	222,084,158	42,407,441	408,662,358
Cumulative interest earning assets	74,493,276	144,170,759	366,254,917	408,662,358	408,662,358
Interest bearing liabilities:					
Interest bearing demand deposits	38,276,366	—	—	—	38,276,366
Money market deposits	47,899,842	—	—	—	47,899,842
Savings deposits	66,730,091	—	—	—	66,730,091
Time deposits $100,000 or more	27,970,933	28,330,593	16,840,525	—	73,142,051
Time deposits less than $100,000	39,542,090	32,188,797	37,253,628	5,269	108,989,784
Repurchase agreements	15,848,828	2,458,438	2,179,707	—	20,486,973
Federal Home Loan Bank advances(3)	550,000	—	—	—	550,000
Subordinated debentures	10,310,000	—	—	—	10,310,000
Total interest bearing liabilities	247,128,150	62,977,828	56,273,860	5,269	366,385,107
Cumulative interest bearing liabilities	247,128,150	310,105,978	366,379,838	366,385,107	366,385,107
Gap analysis:					
Interest sensitivity gap	$(172,634,874)	$ 6,699,655	$165,810,298	$ 42,402,172	$ 42,277,251
Cumulative interest sensitivity gap	$(172,634,874)	$(165,935,219)	$ (124,921)	$ 42,277,251	$ 42,277,251
Cumulative gap ratio of interest earning assets to interest bearing liabilities	30%	46%	100%	112%	112%

(1) Equity securities have no stated maturity and are, therefore, included in the "after five years" column. Fixed rate mortgage-backed securities are reported based upon their projected average lives. Floating rate mortgage-backed securities are reported based upon their next repricing date.

(2) Nonaccrual loans are reported in the "after one year through five years" column.

(3) Federal Home Loan Bank advances consist of a $550,000 overnight advance.

The Company measures and manages its interest rate risk sensitivity on a regular basis to stabilize earnings in changing interest rate environments. The Company evaluates its interest rate risk sensitivity position to determine that the level of risk is commensurate with the rate of return. The methods used to provide insight into the level of risk exposure indicate that the Company is currently within interest rate risk guidelines set by management and that such risk is at a manageable level. While the Company does have some exposure to changing interest rates, management believes that the Company is positioned to protect earnings throughout changing interest rate environments.

The Company's net interest income is affected by changes in the absolute level of interest rates. The Company's interest rate risk position is liability-sensitive; i.e., liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment. Conversely, net interest income should increase in a falling rate environment.

Because the interest rate sensitivity analysis does not encompass other factors which affect interest rate risk, the Company employs the use of a simulation model to measure exposure to changes in interest rates. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects typically are analyzed assuming interest rate increases or decreases of 100 and 200 basis points. The model also incorporates key assumptions including the nature and timing of interest rate levels, changes in deposit levels, prepayments on loans and securities, pricing decisions on loans and deposits and reinvestment/replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, we cannot give assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change. The following table presents, as of December 31, 2004, the projected level and change in net interest income assuming interest rate increases and decreases of 100 and 200 basis points.

Change in rates	Net Interest Income		
	$ Amount(1)	$ Change(1)	% Change
+200 bp	(13,316)	(229)	(1.7)
+100 bp	(13,269)	(276)	(2.0)
-100 bp	(12,329)	(1,216)	(9.0)
-200 bp	(11,285)	(2,260)	(16.7)

(1) Amounts rounded to nearest thousand.

For additional information regarding the interest rates applicable to certain of the Company's interest sensitive assets and liabilities, see the discussion of "Results of Operations — Net Interest Income" including the table entitled "Distribution of Average Assets, Liabilities and Stockholders' Equity and Interest Rate Information" at page 6, the discussion of "Financial Condition — Securities" including the table regarding the maturities and weighted average yields of certain securities at page 17, the discussion of "Financial Condition — Deposits" including the table regarding average deposits and the weighted average interest rates paid on such deposits at page 19, the discussion of "Financial Condition — Borrowings" including the table summarizing certain information pertaining to short-term borrowings at page 20. For additional information categorizing certain of the Company's loans as either fixed or variable, see the discussion of "Financial Condition — Loans" including the table regarding "Interest Sensitivity" at page 15. For additional information regarding the fair value of certain of the Company's interest sensitive instruments, see "Fair Value of Financial Instruments" at Note 17 to the Consolidated Financial Statements at page 54.

ADOPTION OF NEW ACCOUNTING STANDARDS

No new accounting standards were adopted in 2004 which had a material impact on the Company.

RECENTLY ISSUED ACCOUNTING STATEMENTS

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment". This statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". This statement requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options, including the options granted in January 2005, that will vest after adoption date are expected to result in additional compensation expense of approximately $103,400 during the balance of 2005 and $182,700 in 2006.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets". This statement modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets and applies for fiscal years beginning after June 15, 2005. In December 2003, Statement of Position 03-3, "Accounting for Loans or Certain Debt Securities Acquired in a Transfer", was issued. This statement requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. Statement of Position 03-3 applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. This statement is not expected to have a material impact on the Company's financial position or results of operations upon or after adoption.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of West Pointe and its subsidiary conform with accounting principles generally accepted in the United States and general practices within the financial services industry. West Pointe's significant accounting policies are described in Note 1 to the Consolidated Financial Statements at page 39. Certain accounting policies require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Management considers such accounting policies to be critical accounting policies. These assumptions and estimates used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the assumptions and estimates made by management, actual results could differ from these assumptions and estimates which could have a material impact on West Pointe's carrying values of assets and liabilities and its results of operations. West Pointe considers its more critical accounting policies to consist of the allowance for loan losses and the estimation of fair value, which are separately discussed below.

Allowance for Loan Losses

The allowance for loan losses represents management's best estimate of probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The provision for loan losses reflects management's judgment of the cost associated with credit risks in the loan portfolio. Factors, which influence management's determination of the provision for loan losses, include, among other things, a review of individual loans, size and quality of the loan portfolio, current and projected economic conditions, regulatory guidelines, and historical loan loss experience. Calculation of the allowance for loan losses is a critical accounting estimate due to the significant judgment, estimates and assumptions related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans. Changes in the financial condition of individual borrowers, in economic conditions, and in historical loss experience may all affect the required level of the allowance for loan losses and the associated provision for loan losses. Please refer to the section of this report entitled "Asset Quality" and Notes 1 and 5 to the Consolidated Financial Statements at pages 39 and 47 for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

Estimation of Fair Value

Accounting principles generally accepted in the United States require that certain assets and liabilities be carried on the balance sheet at fair value. In addition, the fair value of financial instruments is required to be disclosed as a part of the notes to the consolidated financial statements for assets and liabilities. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds and discount rates. Following is a discussion of the estimation of fair value for West Pointe's more significant financial instrument:

Available for Sale Securities — Fair values for the majority of West Pointe's available for sale securities are based on quoted market prices. In instances where quoted market prices are not available, fair values are based on the quoted prices of similar instruments. Please refer to Note 4 to the Consolidated Financial Statements at page 45 for further discussion of the fair value of financial instruments.

CONTRACTUAL OBLIGATIONS

The Company enters into certain contractual obligations in the ordinary course of operations. The required payments under these contracts represent future cash requirements of the Company. The Company's significant fixed and determinable contractual obligations, as of December 31, 2004, are set forth in the following table:

	Payments Due				
	One Year or Less	After One Year Through Three Years	After Three Years Through Five Years	After Five Years	Total
Time certificates of deposit	$128,032,413	$40,484,159	$8,609,994	$ 5,269	$177,131,835
Subordinated debentures	—	—	—	10,310,000	10,310,000
Operating leases	47,520	91,080	—	—	138,600
Total contractual cash obligations	$128,079,933	$40,575,239	$8,609,994	$10,315,269	$187,580,435

Please refer to Notes 6, 7, and 11 to the Consolidated Financial Statements at pages 48 and 49 for further discussion of the Company's contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

In order to meet the financing needs of its customers, the Company is also a party to certain financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the Company's consolidated balance sheets.

Unused lines of credit and loan commitments assure a borrower of financing for a specified period of time at a specified rate. The risk to the Company under such commitments is limited to the terms of the contracts. For example, the Company may not be obligated to advance funds if the customer's financial condition deteriorates or if the customer fails to meet specific covenants. An approved, but unfunded, loan commitment represents a potential credit risk once the funds are advanced to the customer. The unused lines of credit and loan commitments also represent a future cash requirement, but this cash requirement will be limited since many commitments are expected to expire or be only partially used.

Stand-by letters of credit represent commitments by the Company to repay a third-party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing stand-by letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the letters of credit could present an immediate cash requirement if the obligations require funding.

The following table presents, as of December 31, 2004 and 2003, the Company's significant off-balance sheet commitments.

	December 31,	
	2004	2003
Commitments to originate new loans	**$18,925,736**	$12,005,700
Commitments to originate new loans held for sale	**1,168,849**	272,000
Unfunded commitments to extend credit under existing equity, credit card and other lines of credit	**56,248,547**	42,770,853
Letters of credit	**4,337,696**	4,806,818
Commitments to sell loans held for sale	**1,244,292**	272,000

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Interest income	$4,973,664	$4,899,141	$5,058,245	$5,152,196
Interest expense	1,554,617	1,537,320	1,652,041	1,794,100
Net interest income	3,419,047	3,361,821	3,406,204	3,358,096
Provision for loan losses	180,000	418,000	60,000	—
Noninterest income	1,088,631	1,209,619	1,030,039	1,064,684
Noninterest expense	3,212,135	3,191,016	3,254,983	2,913,203
Income tax expense	258,800	202,400	277,800	400,400
Net income	$ 856,743	$ 760,024	$ 843,460	$1,109,177
Per common share				
Net income:				
Basic	$ .86	$ .76	$ .84	$ 1.11
Diluted	.83	.73	.81	1.06
Dividends	.14	.15	.16	.17
2003				
Interest income	$5,276,889	$5,203,682	$4,940,203	$5,159,714
Interest expense	1,973,509	1,884,652	1,693,414	1,612,645
Net interest income	3,303,380	3,319,030	3,246,789	3,547,069
Provision for loan losses	495,000	195,000	160,000	363,000
Noninterest income	1,471,641	1,288,566	1,081,690	1,103,529
Noninterest expense	3,116,858	3,132,949	3,146,856	3,192,494
Income tax expense	278,800	319,600	236,200	249,000
Net income	$ 884,363	$ 960,047	$ 785,423	$ 846,104
Per common share				
Net income:				
Basic	$ .90	$ .98	$ .80	$ .86
Diluted	.88	.95	.77	.82
Dividends	.12	.14	.14	.14

Crowe™

Report of Independent Registered Public Accounting Firm

Board of Directors
West Pointe Bancorp, Inc.
Belleville, Illinois

We have audited the accompanying consolidated balance sheets of West Pointe Bancorp, Inc. and subsidiary ("the Company") as of December 31, 2004 and 2003 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of West Pointe Bancorp, Inc. and subsidiary for the year ended December 31, 2002 were audited by other auditors whose report dated January 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Pointe Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Indianapolis, Indiana
March 2, 2005

CONSOLIDATED BALANCE SHEETS

Assets

	December 31, 2004	December 31, 2003
Cash and due from banks	**$ 11,737,677**	$ 8,875,108
Interest bearing due from banks	**131,747**	104,775
Cash and cash equivalents	**11,869,424**	8,979,883
Available for sale securities	**154,389,611**	166,700,103
Loans held for sale	**74,238**	338,729
Loans	**240,767,062**	216,754,989
Allowance for loan losses	**(2,692,903)**	(2,697,139)
Net loans	**238,074,159**	214,057,850
Bank premises and equipment	**12,393,908**	11,914,722
Federal Home Loan Bank stock	**13,299,700**	12,520,600
Cash surrender value of life insurance	**10,610,716**	8,374,188
Accrued interest and other assets	**3,309,368**	2,264,366
Total Assets	**$444,021,124**	$425,150,441

Liabilities and Stockholders' Equity

	2004	2003
Liabilities		
Deposits:		
Noninterest bearing	**$ 45,206,286**	$ 41,470,256
Interest bearing	**330,038,134**	319,450,628
Total deposits	**375,244,420**	360,920,884
Repurchase agreements	**20,486,973**	19,185,867
Other borrowings	**—**	1,237,100
Federal Home Loan Bank advances	**550,000**	9,400,000
Subordinated debentures	**10,310,000**	—
Accrued interest and other liabilities	**3,912,112**	3,675,177
Total Liabilities	**410,503,505**	394,419,028
Stockholders' Equity		
Preferred stock, $1 par value — 50,000 shares authorized and unissued	**—**	—
Common stock, $1 par value — 10,000,000 shares authorized; 1,024,029 and 1,008,698 shares issued at December 31, 2004 and 2003, respectively	**1,024,029**	1,008,698
Surplus	**14,113,209**	13,482,395
Retained earnings	**18,894,017**	15,943,128
Treasury stock, 17,750 shares	**(648,575)**	(648,575)
Accumulated other comprehensive income	**134,939**	945,767
Total Stockholders' Equity	**33,517,619**	30,731,413
Total Liabilities and Stockholders' Equity	**$444,021,124**	$425,150,441

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended December 31,		
	2004	2003	2002
Interest Income			
Loans, including fees			
Taxable	**$13,759,724**	$14,518,095	$15,396,359
Non-taxable	**168,923**	177,871	150,674
Securities			
Taxable	**4,573,127**	4,303,341	4,670,546
Non-taxable	**1;514,265**	1,484,197	1,616,658
Federal funds sold	**—**	—	599
Deposits with banks	**67,207**	96,984	220,210
Total Interest Income	**20,083,246**	20,580,488	22,055,046
Interest Expense			
Deposits	**5,870,922**	6,512,644	8,459,189
Repurchase agreements	**324,204**	313,430	355,796
Other borrowings	**38,840**	50,664	68,510
Federal Home Loan Bank advances	**281,229**	287,482	285,410
Subordinated debentures	**22,883**	—	—
Total Interest Expense	**6,538,078**	7,164,220	9,168,905
Net Interest Income	**13,545,168**	13,416,268	12,886,141
Provision For Loan Losses	**658,000**	1,213,000	600,000
Net Interest Income After Provision For Loan Losses	**12,887,168**	12,203,268	12,286,141
Noninterest Income			
Service charges on deposits	**1,531,329**	1,331,403	1,402,894
Mortgage banking	**461,206**	865,375	560,440
Trust fees	**674,723**	694,157	602,528
Brokerage and insurance services	**369,697**	331,532	241,364
Credit card income	**402,872**	378,317	377,031
Earnings on cash surrender value of life insurance	**428,068**	488,087	367,202
Gain on sale of securities, net	**314,048**	629,318	340,312
Other	**211,030**	227,237	275,071
Total Noninterest Income	**4,392,973**	4,945,426	4,166,842
Noninterest Expenses			
Employee compensation and benefits	**6,696,338**	6,530,843	5,669,694
Occupancy, net	**729,936**	730,497	764,036
Furniture and equipment	**803,270**	679,766	602,179
Legal and professional fees	**636,225**	1,071,471	732,493
Data processing	**461,601**	459,832	453,237
Advertising	**419,565**	399,278	379,345
Other	**2,824,402**	2,717,470	2,638,166
Total Noninterest Expenses	**12,571,337**	12,589,157	11,239,150
Income Before Income Taxes	**4,708,804**	4,559,537	5,213,833
Income Tax Expense	**1,139,400**	1,083,600	1,440,400
Net Income	**$ 3,569,404**	$ 3,475,937	$ 3,773,433
Earnings Per Share — Basic	**$ 3.58**	$ 3.54	$ 3.87
Earnings Per Share — Diluted	**$ 3.43**	$ 3.42	$ 3.79

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2004	2003	2002
Net Income	**$3,569,404**	$ 3,475,937	$3,773,433
Other Comprehensive Income, Net of Tax:			
Unrealized holding gains (losses) on securities available for sale (net of income tax credits of $377,621 and $522,835 for 2004 and 2003, respectively and income taxes of $1,297,462 for 2002)	**(616,118)**	(853,047)	2,116,912
Less adjustment for realized gains included in net income (net of income taxes of $119,338, $239,141, and $129,319 for 2004, 2003 and 2002, respectively)	**(194,710)**	(390,177)	(210,993)
Other Comprehensive Income (Loss)	**(810,828)**	(1,243,224)	1,905,919
Comprehensive Income	**$2,758,576**	$ 2,232,713	$5,679,352

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2004, 2003 and 2002

	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Surplus	Retained Earnings	Shares	Amount		
Balance — January 1, 2002	989,599	$ 989,599	$12,798,975	$ 9,653,576	6,250	$(337,500)	$ 283,072	$23,387,722
Purchase of Treasury Stock	—	—	—	—	11,500	(311,075)	—	(311,075)
Issuance of Common Stock	6,236	6,236	206,179	—	—	—	—	212,415
Dividends Paid	—	—	—	(428,711)	—	—	—	(428,711)
Net Income	—	—	—	3,773,433	—	—	—	3,773,433
Other Comprehensive Income	—	—	—	—	—	—	1,905,919	1,905,919
Balance — December 31, 2002	995,835	995,835	13,005,154	12,998,298	17,750	(648,575)	2,188,991	28,539,703
Issuance of Common Stock	12,863	12,863	477,241	—	—	—	—	490,104
Dividends Paid	—	—	—	(531,107)	—	—	—	(531,107)
Net Income	—	—	—	3,475,937	—	—	—	3,475,937
Other Comprehensive Income	—	—	—	—	—	—	(1,243,224)	(1,243,224)
Balance — December 31, 2003	1,008,698	1,008,698	13,482,395	15,943,128	17,750	(648,575)	945,767	30,731,413
Issuance of Common Stock	15,331	15,331	630,814	—	—	—	—	646,145
Dividends Paid	—	—	—	(618,515)	—	—	—	(618,515)
Net Income	—	—	—	3,569,404	—	—	—	3,569,404
Other Comprehensive Income	—	—	—	—	—	—	(810,828)	(810,828)
Balance — December 31, 2004	1,024,029	$1,024,029	$14,113,209	$18,894,017	17,750	$(648,575)	$ 134,939	$33,517,619

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2004	2003	2002
Operating Activities			
Net income	**$ 3,569,404**	$ 3,475,937	$ 3,773,433
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**837,600**	722,366	650,977
Net amortization on securities	**838,376**	1,321,778	958,262
Gain on sale of securities, net	**(314,048)**	(629,318)	(340,312)
Gain on sale of mortgage loans	**(331,833)**	(760,876)	(516,670)
Gain on sale of real estate acquired by foreclosure	**(3,275)**	(23,206)	(1,471)
Loss on disposition of bank premises and equipment	**—**	9,895	—
Federal Home Loan Bank stock dividends	**(779,100)**	(810,800)	(347,300)
Provision for loan losses	**658,000**	1,213,000	600,000
Proceeds from sales of mortgage loans held for sale	**20,238,651**	49,668,488	36,902,938
Originations of mortgage loans held for sale	**(19,642,327)**	(46,629,191)	(37,577,270)
Earnings on cash surrender value of life insurance policies	**(428,068)**	(488,087)	(367,202)
Increase in other assets and other liabilities, net	**320,733**	1,801,240	118,725
Net Cash Provided By Operating Activities	**4,964,113**	8,871,226	3,854,110
Investing Activities			
Proceeds from sales of securities available for sale	**8,680,559**	18,088,140	24,698,994
Proceeds from maturities of securities available for sale	**30,371,226**	84,284,016	39,552,943
Purchases of securities available for sale	**(28,573,408)**	(136,728,264)	(79,471,256)
Net (increase) decrease in loans	**(25,449,910)**	1,180,640	(20,796,463)
Purchases of life insurance policies	**(1,752,000)**	—	(3,096,860)
Proceeds from sales of real estate acquired by foreclosure	**90,575**	261,418	187,624
Purchases of bank premises and equipment	**(1,316,786)**	(934,952)	(603,195)
Net Cash Used In Investing Activities	**(17,949,744)**	(33,849,002)	(39,528,213)
Financing Activities			
Net increase in noninterest bearing deposits	**3,736,030**	865,995	3,061,876
Net increase in interest bearing deposits	**10,587,506**	9,065,052	25,827,238
Net increase (decrease) in repurchase agreements	**1,301,106**	(2,506,411)	9,455,149
Increase (decrease) in other borrowings	**(1,237,100)**	(300,000)	49,600
Net increase (decrease) in short-term FHLB advances	**(3,850,000)**	4,400,000	—
Repayment of FHLB term advance	**(5,000,000)**	—	—
Proceeds from issuance of common stock	**646,145**	490,104	212,415
Proceeds from issuance of subordinated debentures	**10,310,000**	—	—
Purchase of treasury stock	**—**	—	(311,075)
Dividends paid	**(618,515)**	(531,107)	(428,711)
Net Cash Provided By Financing Activities	**15,875,172**	11,483,633	37,866,492
Net Increase (Decrease) In Cash And Cash Equivalents	**2,889,541**	(13,494,143)	2,192,389
Cash And Cash Equivalents — Beginning of Year	**8,979,883**	22,474,026	20,281,637
Cash And Cash Equivalents — End of Year	**$ 11,869,424**	$ 8,979,883	$ 22,474,026
Supplemental Disclosure of Cash Flow Information			
Interest paid	**$ 6,467,844**	$ 7,393,729	$ 9,424,982
Income taxes paid	**841,003**	455,000	1,726,924
Real estate acquired in settlement of loans	**775,601**	103,212	395,000

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements of West Pointe Bancorp, Inc. ("the Company"), and its wholly-owned subsidiary, West Pointe Bank And Trust Company ("the Bank"), have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to practices prevalent among financial institutions.

The Bank is an Illinois banking organization which operates from five community banking locations in Illinois. The Bank provides a full range of banking services in a single significant business segment, to individual and corporate customers in the St. Louis, Missouri metropolitan area. Substantially all of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. The Bank is subject to intense competition from other financial institutions. The Bank also is subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

Accounting Reclassifications

Certain 2003 and 2002 amounts have been reclassified where appropriate to conform to the consolidated financial statement presentation used in 2004.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, the fair value of financial instruments and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, noninterest bearing due from bank balances, interest bearing due from bank balances and federal funds sold are considered to be cash equivalents. Net cash flows are reported for customer loan and deposit transactions, as well as for other borrowings.

Securities

The Company currently classifies all securities as available for sale.

Available for sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity as other comprehensive income. The Company's restricted equity securities, holdings of Federal Home Loan Bank stock, are carried at cost.

Premiums and discounts are amortized over the lives of the respective securities as an adjustment to yield using a method which approximates level yield. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of the securities sold. Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Mortgage loans held for sale are generally sold with servicing rights retained. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying value of the related loan sold. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is generally discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Real Estate Acquired by Foreclosure

Real estate acquired by foreclosure is held for sale and is initially recorded on an individual property basis at estimated fair value, less cost to sell, on the date of foreclosure, thus establishing a new cost basis. Subsequent to foreclosure, real estate is periodically evaluated by management and a valuation allowance is established if the estimated fair value, less costs to sell, of the property declines. Subsequent increases in fair value are recorded through a reversal of the valuation allowance, but not below zero. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Profit on sales of foreclosed real estate is recognized when title has passed, minimum down payment requirements have been met, the terms of any notes received by the Company are such to satisfy continuing payment requirements and the Company is relieved of any requirement for continued involvement in the real estate. Otherwise, recognition of profit is deferred until such criteria are met.

Bank Premises and Equipment

Land is carried at cost. Bank premises and equipment are stated at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods. The assets are depreciated over the following periods:

Buildings and leasehold improvements	39 years
Furniture and equipment	5-10 years
Automobiles	3-5 years

Cash Surrender Value of Life Insurance

The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements

The Company enters into sales of repurchase agreements at a specified date. Such repurchase agreements are considered financing arrangements, and, accordingly, the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by securities.

Advertising

Advertising costs are expensed when incurred.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described more fully in Note 14. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Year Ended December 31,		
	2004	2003	2002
Net income, as reported	**$3,569,404**	$3,475,937	$3,773,433
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	**(204,890)**	(199,036)	(174,351)
Pro forma net income	**$3,364,514**	$3,276,901	$3,599,082
Earnings per share:			
Basic — as reported	**$ 3.58**	$ 3.54	$ 3.87
Basic — pro forma	**3.37**	3.33	3.69
Diluted — as reported	**3.43**	3.42	3.79
Diluted — pro forma	**3.23**	3.22	3.62

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The computation of diluted EPS is similar except diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Adoption of New Accounting Standards

No new accounting standards were adopted in 2004 which had a material impact on the Company.

Recently Issued Accounting Statements-Update

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment". This statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". This statement requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options, including the options granted in January 2005, that will vest after adoption date are expected to result in additional compensation expense of approximately $103,400 during 2005 and $182,700 in 2006.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets". This statement modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets and applies for fiscal years beginning after June 15, 2005. In December 2003, Statement of Position 03-3, "Accounting for Loans or Certain Debt Securities Acquired in a Transfer", was issued. This statement requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. Statement of Position 03-3 applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. This statement is not expected to have a material impact on the Company's financial position or results of operations upon or after adoption.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Long-term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

2. Earnings Per Share

The computation of EPS is summarized as follows:

	2004	2003	2002
Basic EPS:			
Net income	**$3,569,404**	$3,475,937	$3,773,433
Weighted average common shares outstanding	**997,506**	983,281	974,424
Basic EPS	**$ 3.58**	$ 3.54	$ 3.87
Diluted EPS:			
Net income	**$3,569,404**	$3,475,937	$3,773,433
Weighted average common shares outstanding	**997,506**	983,281	974,424
Dilutive potential due to stock options	**44,237**	34,412	19,978
Weighted average number of common shares and dilutive potential common shares outstanding	**1,041,743**	1,017,693	994,402
Diluted EPS	**$ 3.43**	$ 3.42	$ 3.79

3. Restrictions on Cash and Due from Banks

The Company's banking subsidiary is required to maintain cash on hand or on deposit with the Federal Reserve Bank of $5,979,000 and $5,444,000 to meet regulatory reserve and clearing requirements at year-end 2004 and 2003, respectively. These balances do not earn interest.

4. Securities

Available For Sale

The fair value of available for sale debt securities and their gross unrealized gains and gross unrealized losses are summarized as follows:

	December 31, 2004		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agencies	$ 3,970,000	$ —	$ (30,781)
Mortgage-backed securities	108,897,319	328,824	(908,041)
Obligations of states and political subdivisions	41,522,292	999,601	(171,960)
Total securities	$154,389,611	$1,328,425	$(1,110,782)

	December 31, 2003		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Mortgage-backed securities	$126,843,672	$ 734,520	$(725,303)
Obligations of states and political subdivisions	39,856,431	1,525,410	(9,197)
Total securities	$166,700,103	$2,259,930	$(734,500)

Available for sale securities with a carrying value of approximately $103,231,000 and $91,851,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The fair value of available for sale debt securities by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The equity securities have no maturity dates and therefore, have been excluded.

	December 31, 2004
	Fair Value
Due in one year or less	$ 489,021
Due after one year through five years	19,748,994
Due after five years through ten years	9,105,445
Due after ten years	16,148,832
Mortgage-backed securities	108,897,319
Total debt securities	$154,389,611

Proceeds from sales of available for sale debt securities were $8,680,559, $18,088,140, and $24,698,994 in 2004, 2003 and 2002, respectively.

Gross realized gains and gross realized losses on sales of available for sale debt securities are summarized as follows:

	2004	2003	2002
Gross realized gains	**$314,048**	$629,318	$345,232
Gross realized losses	—	—	(4,920)
	$314,048	$629,318	$340,312

Securities with unrealized losses at year-end 2004 and 2003, presented by length of time in an unrealized loss position, are as follows:

	Year-End 2004					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies	$ 3,970,000	$ (30,781)	$ —	$ —	$ 3,970,000	$ (30,781)
Mortgage-backed securities	73,631,078	(566,247)	19,101,911	(341,794)	92,732,989	(908,041)
Obligations of states and political subdivisions	15,062,471	(171,960)	—	—	15,062,471	(171,960)
Total temporarily impaired	$92,663,549	$(768,988)	$19,101,911	$(341,794)	$111,765,460	$(1,110,782)

	Year-End 2003					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed securities	$70,119,331	$(725,303)	$—	$—	$70,119,331	$(725,303)
Obligations of states and political subdivisions	2,235,616	(9,197)	—	—	2,235,616	(9,197)
Total temporarily impaired	$72,354,947	$(734,500)	$—	$—	$72,354,947	$(734,500)

The Company evaluates securities for other-than-temporary impairment, at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by rating agencies have occurred and the results of reviews of the issuer's financial condition. West Pointe management does not expect any losses to result from any unrealized losses in the portfolio, as maturities of securities and other funding sources should meet the Company's liquidity needs. Any losses taken will result from strategic or discretionary decisions to adjust the securities portfolio. As a result, no declines are deemed to be other than temporary.

5. Loans

Loans consist of:

	2004	2003
Commercial loans	**$ 64,073,669**	$ 55,147,337
Commercial real estate loans	**83,832,494**	79,620,879
Real estate construction loans	**30,794,287**	19,489,319
Residential real estate loans	**51,798,164**	52,059,308
Consumer loans	**10,268,448**	10,438,146
Total loans	**240,767,062**	216,754,989
Less: Allowance for loan losses	**2,692,903**	2,697,139
Net loans	**$238,074,159**	$214,057,850

A summary of activity in the allowance for loan losses follows:

	2004	2003	2002
Balance — beginning of year	**$2,697,139**	$ 2,409,446	$2,224,352
Provision charged to operations	**658,000**	1,213,000	600,000
Charge-offs	**(915,405)**	(1,048,263)	(455,619)
Recoveries	**253,169**	122,956	40,713
Balance — end of year	**$2,692,903**	$ 2,697,139	$2,409,446

The following table lists information related to nonperforming loans:

	2004	2003
Loans on nonaccrual status	**$3,842,710**	$1,676,187
Accruing loans past due 90 days or more	**538,199**	598,363
Total nonperforming loans	**$4,380,909**	$2,274,550
Interest that would have been recognized on nonaccrual loans in accordance with their original terms	**$ 467,096**	$ 145,558
Actual interest recorded for nonaccrual loans	**58,782**	10,271

A portion of the allowance for loan losses is allocated to loans deemed impaired. All impaired loans are included in nonperforming loans. Information on these loans and their related allowance for loan losses is as follows:

	2004		2003		2002	
	Recorded Investment	**Valuation Allowance**	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired loans:						
Valuation allowance required	**$3,929,434**	**$976,769**	$1,832,923	$470,738	$1,563,078	$198,711
No valuation allowance required	—	—	—	—	—	—
Total impaired loans	**$3,929,434**	**$976,769**	$1,832,923	$470,738	$1,563,078	$198,711
Average balance of impaired loans during the year	**$4,125,488**		$1,871,134		$ 833,376	
Interest income recognized on impaired loans during the year	**71,192**		35,084		130,288	
Cash basis interest received	**64,730**		24,674		114,574	

6. Bank Premises and Equipment

Bank premises and equipment consist of:

	2004	2003
Land	**$ 1,761,457**	$ 1,761,457
Buildings	**9,164,874**	8,859,855
Leasehold improvements	**683,198**	683,198
Furniture and equipment	**3,823,928**	4,461,306
Automobiles	**214,190**	77,524
Construction in progress	**326,517**	5,848
	15,974,164	15,849,188
Less: Accumulated depreciation and amortization	**3,580,256**	3,934,466
Total bank premises and equipment	**$12,393,908**	$11,914,722

The Company is obligated under a long-term lease agreement for the Bank's branch location in Columbia, Illinois through November 2007 with four five-year options. The lease provides that the Company may use and occupy the premises only for the purpose of maintaining and operating a branch bank. The lease calls for monthly rental payments of $3,960.

Minimum lease payments at December 31, 2004 are due as follows:

Year	Amount
2005	47,520
2006	47,520
2007	43,560
	$138,600

Rent expense for the years ended December 31, 2004, 2003 and 2002 amounted to $109,081, $112,311, and $98,261, respectively.

7. Deposits

Deposits consist of:

	2004	2003
Noninterest bearing deposits:		
Demand deposit accounts	**$ 45,206,286**	$ 41,470,256
Interest bearing deposits:		
Demand deposit accounts (NOW)	**38,276,366**	33,945,374
Money market accounts	**47,899,842**	44,467,179
Savings	**66,730,091**	72,632,956
Certificates of deposit, $100,000 and over	**68,142,051**	59,379,919
Other certificates of deposit	**108,989,784**	109,025,200
Total interest bearing deposits	**330,038,134**	319,450,628
Total deposits	**$375,244,420**	$360,920,884

The scheduled maturities of time deposits are as follows:

Year	Amount
2005	$128,032,413
2006	21,377,529
2007	19,106,630
2008	4,400,226
2009	4,209,768
2010	5,269
	$177,131,835

8. Repurchase Agreements

Repurchase agreements are treated as financing arrangements and other obligations to repurchase securities sold and are reflected as liabilities in the consolidated balance sheets. The repurchase agreements generally mature within one year. The securities underlying the repurchase agreements were held by a designated safekeeping agent.

The average balance and maximum amount outstanding at any month-end of repurchase agreements for the years ended December 31, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Average balance outstanding	**$20,989,737**	$21,225,179	$18,652,682
Maximum month-end balance outstanding	**$26,572,111**	$24,832,508	$23,707,487
Average interest rate during the year	**1.54%**	1.48%	1.91%
Weighted average interest rate at year-end	**2.08%**	1.31%	1.71%

9. Other Borrowings

On December 7, 1999, the Company entered into a revolving line of credit with an unaffiliated bank which provides for financing of up to $2,500,000 at a variable rate of interest. The line of credit was payable on demand and has since been increased to $5,000,000. The Company has extended the term of the line of credit such that if no demand for payment is made, any outstanding principal balance is due on January 7, 2005, subsequently extended to January 7, 2006. The line of credit is secured by 350,000 shares of Bank common stock. At December 31, 2004, there was no advance on the line of credit. At December 31, 2003, the advance on the line of credit totaled $1,237,100 and reflected an interest rate of 3.50%.

10. Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank of Chicago (FHLB) totaled $550,000 and $9,400,000 at December 31, 2004 and 2003, respectively. Advances at December 31, 2004 and December 31, 2003 included overnight advances of $550,000 and $4,400,000, respectively. The overnight advances serve as a funding alternative to federal funds purchased. FHLB advances at December 31, 2003 also included a $5,000,000 term advance entered into by the Company in December 1999. This advance had an interest rate of 5.63% and matured on December 13, 2004. Advances from the FHLB are secured by a blanket lien on qualifying first mortgage loans. As of December 31, 2004, the Company had $31,125,000 available for additional borrowings from the FHLB.

11. Subordinated Debentures

On December 15, 2004, the Company completed a private placement to an institutional investor of $10,000,000 of floating rate trust preferred securities, through a newly formed unconsolidated Delaware trust affiliate, West Pointe Statutory Trust I (the "Trust"). The trust preferred securities mature in December 2034, are redeemable at the Company's option at par beginning in five years, and require quarterly distributions by the Trust to the holder of the trust preferred securities, initially at an interest rate of 4.70%, which will reset quarterly at the three-month LIBOR rate plus 2.25%.

The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $10,310,000 in aggregate principal amount of the Company's floating rate junior subordinated debentures. The debentures were issued pursuant to a junior subordinated indenture dated December 15, 2004 between the Company, as issuer, and Wilmington Trust Company, as trustee. Like the trust preferred securities, the notes bear interest at a floating rate, initially 4.70%, which will reset on a quarterly basis at a rate equal to LIBOR plus 2.25%. The interest payments by the Company will be used to pay the quarterly distributions payable by the Trust to the holder of the trust preferred securities. However, so long as no event of default has occurred under the notes, the Company may defer interest payments on the notes (in which case the trust will be entitled to defer distributions otherwise due on the trust preferred securities) for up to 20 consecutive quarters.

12. Income Taxes

The composition of income tax expense is as follows:

	2004	2003	2002
Current			
Federal	**$ 610,566**	$ 590,795	$ 507,522
State	**178,644**	213,822	110,414
	789,210	804,617	617,936
Deferred			
Federal	**284,534**	226,413	822,464
State	**65,656**	52,570	—
	350,190	278,983	822,464
Income tax expense	**$1,139,400**	$1,083,600	$1,440,400

The components of deferred tax assets and deferred tax liabilities are summarized as follows:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	**$ 715,502**	$ 714,882
Alternative minimum tax credits	**269,526**	303,432
Deferred compensation	**725,650**	543,956
Total deferred tax assets	**1,710,678**	1,562,270
Deferred tax liabilities:		
Depreciation on bank premises and equipment	**(1,631,861)**	(1,518,193)
Accumulated market discount	**(5,885)**	(9,227)
Available for sale securities market valuation	**(82,704)**	(579,663)
Federal Home Loan Bank stock dividends	**(779,273)**	(475,843)
Other	**(149,910)**	(65,068)
Total deferred tax liabilities	**(2,649,633)**	(2,647,994)
Net deferred tax liability	**$ (938,955)**	$(1,085,724)

As of December 31, 2004, the company had $296,719 of alternative minimum tax credits available to offset future federal income taxes. The credits have no expiration date.

The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate of 34%:

	2004		2003		2002	
	Amount	%	Amount	%	Amount	%
Expected tax expense	**$1,600,993**	**34.0**	$1,550,242	34.0	$1,772,703	34.0
Items affecting federal income tax rate:						
State income taxes	**154,303**	**3.2**	153,024	3.4	72,873	1.4
Tax-exempt interest	**(524,719)**	**(11.1)**	(518,775)	(11.4)	(536,085)	(10.3)
Other	**(91,177)**	**(1.9)**	(100,891)	(2.2)	130,909	2.5
Income tax expense	**$1,139,400**	**24.2**	$1,083,600	23.8	$1,440,400	27.6

13. Employee Benefit Plans

The Company maintains a qualified, noncontributory, trusteed Retirement Savings Plan covering eligible full-time employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. The Company is under no obligation to make contributions to the plan. The employees may make voluntary contributions subject to certain limitations. The Board of Directors approved the accrual of a contribution to the Retirement Savings Plan in the amount of $108,000, $96,000, and $84,000 in 2004, 2003 and 2002, respectively.

The Company has available a deferred compensation plan for the Company's Board of Directors. The obligation under the plan is accrued and expensed as it is earned. The expense related to the deferred compensation plan totaled $195,382, $181,259 and $153,813 in 2004, 2003 and 2002, respectively. The deferred compensation accrual is included in other liabilities in the consolidated balance sheets and amounted to $1,215,670 and $1,020,288 at December 31, 2004, and 2003, respectively.

In 2000, the Company established a deferred compensation plan for the Company's president. In 2004 and 2002, the Company established deferred compensation plans for several other officers of the Company. The obligation under all of the plans is accrued and expensed as it is earned. The expense related to the deferred compensation plans totaled $269,766, $228,907 and $78,031 in 2004, 2003 and 2002, respectively. The deferred compensation accrual is included in other liabilities in the consolidated balance sheets and amounted to $653,329 and $383,563 at December 31, 2004, and 2003, respectively.

In 2000, the Bank entered into an employment agreement with the Company's chairman of the board. The agreement provides that during his employment and for 15 years thereafter, he will not engage in competition with the Bank, divert any client from the Bank or solicit a Bank employee or otherwise engage in conduct adverse to the Bank. In consideration, the Bank will pay him 50% of his annual base salary, for the calendar year ending prior to termination of employment, for 15 years following termination of his employment. In the event of his death prior to the end of the 15-year payout period, the Bank will continue that payment to his wife until her death.

14. Stock Option Plan

Options to buy stock are granted to directors, officers and employees under the Company's Stock Option Plan, which provides for the issuance of up to 250,000 shares of common stock to directors and employees in key management positions to encourage such directors and key employees to remain with the Company. Interest in the Plan for each participant vests in five equal installments from the date options are granted. The maximum term of the options is 10 years. Activity within the Plan is summarized as follows:

	2004		2003		2002	
	Number Of Shares	**Weighted Average Exercise Price**	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding at January 1	**155,500**	**$27.43**	135,000	$25.70	135,000	$25.70
Granted	**29,000**	**39.75**	28,500	35.75	—	—
Forfeited	—	—	8,000	27.96	—	—
Outstanding at December 31	**184,500**	**$29.37**	155,500	$27.43	135,000	$25.70

At December 31, 2004, 2003 and 2002, 107,000, 80,700, and 57,600 stock options were exercisable, respectively. The weighted average exercise prices for options exercisable at December 31, 2004, 2003 and 2002 were $25.41, $24.31 and $23.70, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$20.00 — $22.00	48,000	3.71	$21.00	48,000	$21.00
$27.00 — $30.25	80,500	6.13	$28.47	53,600	$28.32
$35.75 — $39.75	56,000	8.60	$37.82	5,400	$35.75
	184,500	6.25	$29.37	107,000	$25.41

The per share fair values of stock options granted in 2004, 2003 and 2001 were estimated on the date of grant at $8.14, $8.27 and $9.36, respectively, using the Black-Scholes option-pricing model.

The following table summarizes the assumptions used to determine the per share fair value of the stock options granted in 2004 and 2003:

	2004	2003
Dividends yields	**1.4%**	1.1%
Risk-free interest rates	**4.0%**	4.1%
Stock volatility factors	**5.0%**	6.0%
Expected life of options (in years)	**10.0**	10.0

There were no stock options granted in 2002.

The pro forma effect of applying SFAS No. 123 on net income and earnings per share is displayed in Note 1.

15. Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably, from the position of the Company, since the time the commitment was made. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include commercial real estate, accounts receivable, inventory, equipment and residential real estate.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support contractual obligations of Bank customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2004 and 2003, the Company's fixed and variable outstanding commitments to extend credit, outstanding standby letters of credit and outstanding commitments to sell loans held for sale as follows:

	2004		2003	
	Fixed	**Variable**	Fixed	Variable
Commitments to originate new loans	**$ 5,760,100**	**$13,165,636**	$11,708,700	$ 297,000
Commitments to originate new loans held for sale	**1,168,849**	—	135,000	137,000
Unfunded commitments to extend credit under existing equity, credit card and other lines of credit	**19,915,421**	**36,333,126**	16,813,264	25,957,589
Letters of credit	**1,705,740**	**2,631,956**	1,474,083	3,332,735
Commitments to sell loans held for sale	**1,244,292**	—	135,000	137,000

The range of interest rates applicable to the fixed rate financial instruments set forth above are as follows:

	2004	2003
Commitments to originate new loans	**4.60%-7.00%**	4.50%-10.25%
Commitments to originate new loans held for sale	**5.375%-6.375%**	6.25%-6.375%
Unfunded commitments to extend credit under existing equity, credit card and other lines of credit	**3.25%-18.00%**	3.25%-18.00%
Letters of credit	**5.25%-8.00%**	4.00%-7.50%
Commitments to sell loans held for sale	**5.375%-6.50%**	6.25%-6.375%

16. Related Party Transactions

Certain executive officers and directors were indebted to the Company for loans in the aggregate amount of $7,956,976 and $7,859,850 at December 31, 2004 and 2003, respectively. Following is a summary of activity for 2004 of loans made by the Company to executive officers and directors or to entities in which such individuals had a beneficial interest.

Balance at January 1, 2004	$ 7,859,850
New loans	4,136,152
Payments received	(4,039,026)
Balance at December 31, 2004	**$ 7,956,976**

Deposits from those parties at December 31, 2004 and 2003 amounted to $1,420,893 and $1,137,267, respectively.

17. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments were as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 11,869,424**	**$ 11,869,424**	$ 8,979,883	$ 8,979,883
Federal Home Loan Bank stock	**13,299,700**	**13,299,700**	12,520,600	12,520,600
Available for sale securities	**154,389,611**	**154,389,611**	166,700,103	166,700,103
Loans held for sale	**74,238**	**77,083**	338,729	338,729
Loans, net	**238,074,159**	**238,046,917**	214,057,850	214,450,661
Interest receivable	**1,627,313**	**1,627,313**	1,659,266	1,659,266
Financial liabilities:				
Deposits	**375,244,420**	**376,148,674**	360,920,884	362,892,394
Repurchase agreements	**20,486,973**	**20,486,973**	19,185,867	19,185,867
Other borrowings	**—**	**—**	1,237,100	1,237,100
FHLB advances	**550,000**	**550,000**	9,400,000	9,611,684
Subordinated debentures	**10,310,000**	**10,310,000**	—	—
Interest payable	**706,146**	**706,146**	645,336	645,336

The following methods and assumptions were used to estimate fair value of each class of financial instrument listed above:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, interest bearing due from banks, and federal funds sold. The carrying value is considered a reasonable estimate of fair value of these financial instruments due to their short-term nature.

Federal Home Loan Bank Stock

The fair value of Federal Home Loan Bank stock approximates carrying value.

Securities

Fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair value of loans held for sale is based on market quotes.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. For homogeneous categories of loans, such as mortgage loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Interest Receivable/Payable

The fair values of interest receivable/payable approximate carrying values due to their short-term nature.

Deposits

The fair value of deposits with no stated maturity, such as noninterest bearing checking accounts, NOW accounts, money market deposit accounts, and savings accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit, all of which have stated maturities, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Repurchase Agreements and Other Borrowings

The carrying value is considered a reasonable estimate of fair value of these financial instruments due to original maturities generally not exceeding one year.

FHLB Advances

The fair value of FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.

Subordinated Debentures

The fair value of variable rate/LIBOR-based instruments approximates their carrying values.

18. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent financial report filed with the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that most recent filing that management believes have changed the institution's category.

The capital amounts and ratios for the Company and the Bank are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Total capital (to risk-weighted assets):						
Consolidated	$46,075,583	16.94%	$21,754,509	8.00%	NA	NA
Bank	35,657,752	13.11	21,754,509	8.00	$27,193,136	10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	43,382,680	15.95	10,877,254	4.00	NA	NA
Bank	32,964,849	12.12	10,877,254	4.00	16,315,881	6.00
Tier 1 capital (to average assets):						
Consolidated	43,382,680	9.70	17,891,552	4.00	NA	NA
Bank	32,964,849	7.37	17,891,552	4.00	22,364,440	5.00
As of December 31, 2003						
Total capital (to risk-weighted assets):						
Consolidated	$32,482,785	13.01%	$19,970,263	8.00%	NA	NA
Bank	32,839,473	13.16	19,968,975	8.00	$24,961,219	10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	29,785,646	11.93	9,985,132	4.00	NA	NA
Bank	30,142,334	12.08	9,984,488	4.00	14,976,732	6.00
Tier 1 capital (to average assets):						
Consolidated	29,785,646	7.00	17,024,833	4.00	NA	NA
Bank	30,142,334	7.00	17,024,381	4.00	21,280,476	5.00

19. Parent Company Financial Information

The following are condensed balance sheets as of December 31, 2004 and 2003 and condensed statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002 for West Pointe Bancorp, Inc. (parent company only):

Condensed Balance Sheets

	2004	2003
Assets		
Cash and due from banks	**$ 5,383,290**	$ 874,528
Interest bearing due from banks	**5,000,000**	—
Investment in bank subsidiary	**33,099,788**	31,088,101
Investment in statutory trust	**310,000**	—
Other assets	**67,424**	16,100
Total Assets	**$43,860,502**	$31,978,729
Liabilities and Stockholders' Equity		
Subordinated debentures	**$10,310,000**	$ —
Other borrowings	—	$ 1,237,100
Other liabilities	**32,883**	10,216
Stockholders' equity	**33,517,619**	30,731,413
Total Liabilities and Stockholders' Equity	**$43,860,502**	$31,978,729

Condensed Statements of Income

	2004	2003	2002
Distributed income from subsidiary	**$ 882,000**	$ 882,275	$ 800,000
Interest income	**9,424**	—	—
Interest expense	**(61,723)**	(49,811)	(68,510)
Other expense	**(168,512)**	(156,906)	(119,672)
Income before income tax benefit and equity in undistributed income of subsidiary	**661,189**	675,558	611,818
Income tax benefit	**85,700**	80,200	73,000
Income before equity in undistributed income of subsidiary	**746,889**	755,758	684,818
Equity in undistributed income of subsidiary	**2,822,515**	2,720,179	3,088,615
Net Income	**$3,569,404**	$3,475,937	$3,773,433

Condensed Statements of Cash Flows

	2004	2003	2002
Operating Activities			
Net income	**$ 3,569,404**	$ 3,475,937	$ 3,773,433
Equity in undistributed income of subsidiary	**(2,822,515)**	(2,720,179)	(3,088,615)
Increase (decrease) in other assets and other liabilities, net	**(28,657)**	(8,456)	1,517
Net Cash Provided By Operating Activities	**718,232**	747,302	686,335
Investing Activities			
Investment in statutory trust	**(310,000)**	—	—
Net Cash Used In Investing Activities	**(310,000)**	—	—
Financing Activities			
Increase (decrease) in other borrowings	**(1,237,100)**	(300,000)	49,600
Proceeds from issuance of common stock	**646,145**	490,104	212,415
Proceeds from issuance of subordinate debentures	**10,310,000**	—	—
Purchase of treasury stock	—	—	(311,075)
Dividends paid	**(618,515)**	(531,107)	(428,711)
Net Cash Provided By (Used In) Financing Activities	**9,100,530**	(341,003)	(477,771)
Net Increase In Cash And Cash Equivalents	**9,508,762**	406,299	208,564
Cash And Cash Equivalents — Beginning of Year	**874,528**	468,229	259,665
Cash And Cash Equivalents — End of Year	**$10,383,290**	$ 874,528	$ 468,229



DIRECTORS

Seated, Left to Right:
Jack B. Haydon, Charles G. Kurrus, III, William C. Allison, C.P.A.

Standing, Left to Right:
Harry E. Cruncleton, Wayne W. Weeke, David G. Embry, Terry W. Schaefer, Edward J. Szewczyk, M.D.

WILLIAM C. ALLISON, C.P.A.
Retired Managing Partner,
Allison Knapp & Siekmann, Ltd.

HARRY E. CRUNCLETON
Chairman of the Board

DAVID G. EMBRY
President, C-Mac, Inc.

JACK B. HAYDON
President, Reese Construction Company

CHARLES G. KURRUS, III
President, Kurrus Funeral Home

TERRY W. SCHAEFER
President and
Chief Executive Officer

EDWARD J. SZEWCZYK, M.D.
Medical Doctor, private practice,
Ophthalmology

WAYNE W. WEEKE
Retired President,
Weeke Wholesale Company



TRUST COMMITTEE

Seated, Left to Right:
Jack B. Haydon, Charles G. Kurrus, III,
William C. Allison, C.P.A., Garrett C. Reuter, Attorney at Law

Standing, Left to Right:
Edward J. Szewczyk, M.D., Robert G. Cady, Wayne W. Weeke,
David G. Embry, Terry W. Schaefer, Harry E. Cruncleton



OFFICERS

HARRY E. CRUNCLETON
Chairman of the Board

TERRY W. SCHAEFER
President and
Chief Executive Officer

BRUCE A. BONE
Executive Vice President and
Chief Financial Officer

J. E. CRUNCLETON
Corporate Secretary and
Marketing Director

ANTHONY T. HOLDENER, JR.
Senior Vice President and
Senior Lending Officer

ROBERT G. CADY
Senior Vice President and
Trust Officer

QUINTEN E. SPIVEY
Senior Vice President and
Trust Officer

ALBERT A. MILLER
Senior Vice
President/Operations

BONNIE M. HETTENHAUSEN
Senior Vice President/Loans

SHARON L. CLEVELAND
Vice President/Mortgage Loans

M. TODD BERNHARDT
Vice President and
Registered Principal

MELVIN M. EMBRICH
Vice President/Loans

WILLIAM M. METZGER
Vice President/Loans

GLENNON A. ALBERS
Vice President and
Branch Manager

DALE A. HOEPFINGER
Vice President and
Branch Manager

KORY A. KUNZE
Vice President and
Branch Manager

RAMONA L. GEBAUER
Vice President/Compliance and
Internal Audit

VICKI R. FOSTER
Assistant Vice President and
Branch Manager

TRACEY J. HARTMANN
Assistant Vice President and
Trust Officer

DEBORAH M. LEHMKUHL
Assistant Vice President/
Mortgage Loans

JACQUELINE LEMMON
Assistant Vice President/Loans

RICHARD G. PIPER
Assistant Vice President/Loans

DEBRA S. STEHL
Assistant Vice President/
Loan Operations

KATHLEEN A. CHRISTOPHER
Assistant Vice President/
Human Resource Director

MOLLY M. WATKINS
Assistant Vice President/
Operations

KIMBERLY A. STEPHENS
Assistant Vice President/
Information Technology

RITA M. POETTKER
Assistant Vice President/
Mortgage Loans

JEANNE M. DALMAN
Assistant Vice President/
Operations

CYNTHIA L. HEGGEMEIER
Senior Credit Analyst

PATRICIA A. HOFFMANN
Controller

LAURA A. SNODGRASS
Loan Operations Officer

ROSE MARIE FITZGERALD
Advantage Pointe Club Director

SHELIA B. GLENN
Executive Administrative
Assistant



ADVANTAGE POINTE ADVISORY BOARD

Seated, Left to Right:
Arlette A. Lokken, Theodore L. Bryan, M.D., Maurice E. Bone, Attorney at Law

Standing, Left to Right:
Virginia G. Frieze, Dr. Raymond W. St. Eve, Edward J. Blake, Sr., Janet C. Bouffard, Dr. Jerome V. Basinski, Nancy J. Schmidt, Robert C. Elder, Mardell J. Chadwick

Not pictured:
Rena Murphy

Stockholder Information

CORPORATE HEADQUARTERS

5701 West Main Street
Belleville, IL 62226
(618) 234-5700

ANNUAL MEETING

Wednesday, April 27, 2005
10:00 A.M.
St. Clair Country Club
South 78th Street
Belleville, IL 62223

INDEPENDENT AUDITORS

Crowe Chizek and Company LLC
3815 River Crossing Parkway
Suite 300
Indianapolis, IN 46240

TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, IL 60606-6905

GENERAL INQUIRIES AND REPORTS

A copy of the Company's 2004 Annual Report to the Securities and Exchange Commission, Form 10-K, including the financial statements, may be obtained without charge by written request of shareholders to:
Harry Cruncleton, Chairman
West Pointe Bancorp, Inc.
5701 West Main Street
Belleville, IL 62226

FDIC Disclaimer

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.


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